Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BOTTOMLINE TECHNOLOGIES (DE), INC.

BLACKJACK ACQUISITION CORP.

LAS HOLDINGS, INC.

AND

H.I.G. LAW AUDIT, LLC

(solely in its capacity as Stockholders’ Representative hereunder)

DATED MARCH 29, 2011

Annexes

Annex A – Additional Defined Terms

Exhibits

Exhibit 1 – Form Escrow Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated March 29, 2011 by and among Bottomline Technologies (de), Inc. (“Parent”), a corporation organized under the laws of Delaware, Blackjack Acquisition Corp. (“Merger Sub”), a corporation organized under the laws of Delaware and a wholly owned subsidiary of Parent, LAS HOLDINGS, INC. (the “Company”), a corporation organized under the laws of Delaware, and H.I.G. LAW AUDIT, LLC, a Delaware limited liability company, solely in its capacity as Stockholders’ Representative hereunder (“LAC”).

W I T N E S S E T H:

WHEREAS, Parent has formed Merger Sub solely for the purpose of merging it with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent;

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have, on the terms and subject to the conditions set forth in this Agreement, (a) determined that the merger of Merger Sub with and into the Company, as set forth below (the “Merger”), is fair to, and in the best interest of, each corporation and its respective stockholders, and declared that the Merger is advisable, (b) authorized and approved this Agreement, the Merger and the consummation of the transactions contemplated hereby and (c) recommended acceptance of the Merger and adoption of this Agreement by its respective stockholders, in accordance with the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the parties intend that, immediately following the execution of this Agreement, the stockholders of the Company and Merger Sub will cause written consents to the transactions contemplated by this Agreement to be executed by themselves or by their proxy holders;

WHEREAS, upon the consummation of the Merger, each issued and outstanding share of common stock (each, a “Common Share” and, collectively, the “Common Shares”), par value $.0001 per share, of the Company, then issued and outstanding will be converted into the right to receive the Common Per Share Amount, upon the terms and conditions of this Agreement;

WHEREAS, upon the consummation of the Merger, each issued and outstanding share of Series A Convertible Preferred Stock (each, a “Preferred Share” and, collectively, the “Preferred Shares”), par value $.0001 per share, of the Company, then issued and outstanding will be converted into the right to receive the Preferred Per Share Amount, upon the terms and conditions of this Agreement;

WHEREAS, upon the consummation of the Merger, each outstanding option to purchase Common Shares (each, an “Option” and, collectively, the “Options”) heretofore granted under any option-based compensation plan of the Company (the “Stock Plans”), will be cancelled, to the extent not vested, or converted, to the extent vested, into the right to receive the Option Cash Payment and upon the terms and conditions of, this Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. When used in this Agreement, the following terms shall have the respective meanings specified therefor below.

“Action” shall mean any action, complaint, petition, suit, arbitration or other proceeding, whether civil or criminal, at law or in equity, before any Governmental Entity.

“Affiliate” of any Person shall mean (a) any Person that owns, of record or beneficially, 10% of more of the capital stock or other ownership interests of the specified Person, and (b) any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Board” shall mean the board of directors of the Company.

“Business Day” shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

“Cash and Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, cash security deposits and other cash collateral posted with vendors, landlords, and other parties, and any evidence of indebtedness issued or guaranteed by any Governmental Entity.

“Closing Date Working Capital” shall mean the following from the Closing Balance Sheet, calculated in accordance with GAAP using the same methodologies, principles and valuation procedures as used by the Company in the Unaudited Balance Sheet, to the extent the Unaudited Balance Sheet was prepared in accordance with GAAP: (a) the sum of (i) Cash and Cash Equivalents (but only to the extent not already included in the Common Equity Purchase Price), (ii) accounts receivable, (iii) inventory, (iv) prepaid expenses, and (v) deposits less (b) the sum of the Company’s and the Company’s Subsidiaries’ (on a consolidated basis) (i) trade accounts payable, and (ii) accrued expenses, but in any event shall exclude (A) Indebtedness, other than any Closing Indebtedness in excess of the amount set forth in the Closing Statement, (B) to the extent not paid at or prior to Closing, Company Transaction

Expenses other than any Company Transaction Expenses in excess of the amount set forth in the Closing Statement and (C) any items with respect to Taxes that are disclosed in the Company Disclosure Letter.

“Closing Indebtedness” shall mean, as of 11:59 P.M. on the Business Day immediately prior to the Closing Date, the amount outstanding of aggregate Indebtedness of the Company and its Subsidiaries.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

“Common Equityholders” shall mean, collectively, the holders of Vested Options and the Common Stockholders.

“Common Equity Purchase Price” means an amount equal to (a) Forty Eight Million Dollars ($48,000,000), (b) plus the aggregate exercise price for all Vested Options, (c) plus the amount of Cash and Cash Equivalents of the Company and the Company Subsidiaries on the Closing Date, (d) minus the Preferred Payment, (e) minus the Closing Indebtedness, and (f) plus or minus the purchase price adjustments set forth in Section 2.7 hereof.

“Common Per Share Amount” means an amount equal to the quotient obtained by dividing (a) the Common Equity Purchase Price less the Escrow Amount, less the Company Transaction Expenses by (b) the number of Common Shares issued and outstanding immediately prior to the Effective Time (assuming the exercise of all Vested Options).

“Common Stockholders” shall mean the holders of Common Shares, as set forth on Section 1.1(a) of the Company Disclosure Letter, as the same may be updated prior to the Closing to reflect the exercise of any Options prior to the Effective Time.

“Company Transaction Expenses” shall mean all expenses of the Company and the Company Subsidiaries incurred or to be incurred (prior to and through the Closing Date) in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby and the Closing, including fees and disbursements of attorneys, accountants and other advisors and service providers, management fees payable to H.I.G. Capital, LLC, transaction bonuses payable to management, investment banking fees payable to H.I.G. Capital, LLC, payable by the Company or the Company Subsidiaries (prior to and through the Closing) pursuant to Section 9.1 and which have not been paid as of the Closing Date.

“Contract” shall mean any agreement, contract or instrument, including all amendments thereto.

“Controlling Party” shall mean the party controlling the defense of any Third Party Claim.

“Environmental Law” shall mean any Law, Order or other requirement of Law, relating to the protection of the environment, or the manufacture, use, transport, treatment, storage, disposal, release or threatened release of petroleum products, asbestos, urea formaldehyde insulation, polychlorinated biphenyls or any substance listed, classified or regulated as hazardous or toxic under such Law, Order or other requirement of Law.

“Equityholders” shall mean, collectively, the holders of outstanding Options and the Stockholders.

“Escrow Agent” shall mean SunTrust Bank, to serve as escrow agent pursuant to the terms of the Escrow Agreement.

“Escrow Amount” shall mean an amount equal to Two Million Four Hundred Thousand Dollars ($2,400,000), to be held by the Escrow Agent pursuant to the terms of Escrow Agreement.

“Escrow Agreement” shall mean that certain Escrow Agreement substantially in the form of Exhibit 1 hereto to be entered into at the Closing by Parent, the Stockholders’ Representative and the Escrow Agent.

“Escrow Fund” shall mean the escrow fund established pursuant to the Escrow Agreement.

“GAAP” shall mean generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.

“Governmental Entity” shall mean any domestic or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency, or authority or any securities exchange.

“Hazardous Substances” shall include any toxic or hazardous substance, material, or waste, any petroleum or petroleum products, radioactive materials, asbestos in any form that has become friable, ura formaldehyde foam insulation, dielectric fluid containing levels of polychlorinated biphenyls, and radon gas, any chemicals, materials or substances defined or included in the definition of “hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law or regulated by any Governmental Entity.

“Indebtedness” of any Person shall mean (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (c) purchase money indebtedness secured by the equipment purchased, (d) the face amount of all letters of credit issued for the account of such Person, (e) obligations (whether or not such Person has assumed or become liable for the payment of such obligation) secured by Liens, (f) capitalized lease obligations; (g) unfunded obligations for pension, retirement, severance benefits for any officer, director or employee of such Person, (h) unfunded obligations for deferred compensation (which shall not include accrued but unpaid bonuses in the ordinary course of business) for any officer, director or employee of such Person (i) all bankers acceptances and overdrafts, (j) all prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any indebtedness, (k) any guarantee of any such indebtedness or debt securities of any Person other than the Company or any of its Subsidiaries, and (l) any accrued and unpaid interest owing by such Person with respect to any indebtedness of a type described in clauses (a) through (k); provided, that Indebtedness shall not include (i) accounts payable to trade creditors, (ii) accrued expenses arising in the ordinary course of business consistent with past practice, (iii) the endorsement of negotiable instruments for collection in the ordinary course of business, and (iv) Indebtedness owing from the Company to any Company Subsidiary or from any Company Subsidiary to the Company or another Company Subsidiary.

“Intellectual Property” shall mean any of the following in any jurisdiction throughout the world: (a) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, extensions, renewals and reexaminations thereof, (b) registered and unregistered trademarks and service marks, pending trademark and service mark registration applications, including intent-to-use registration applications, (c) original works of authorship, registered and unregistered copyrights, and applications for registration thereof, (d) Internet domain names, (e) trade secrets, and other confidential or proprietary information, (f) inventions (whether or not patentable) and invention disclosures, (g) moral and economic rights of authors and inventors (however denominated), (h) technical data and customer lists, (i) corporate and business names, trade names, trade dress, logos, brand names, symbols and other source identifiers, (j) know-how, show-how, mask works, formulae, methods (whether or not patentable), designs, processes, and procedures, and (k) technology, source codes, object codes, computer software programs (other than off-the-shelf or shrink wrap programs), databases (including all compilations of data and all related documentation), and data collections.

“Law” shall mean any statute, law, common law, statute, ordinance, code, decree, order, rule or regulation of, injunction, judgment of any Governmental Entity.

“Liabilities” shall mean any and all debts, liabilities, losses, damages, costs, expenses, fines, penalties and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any lien, security interest, pledge, mortgage, encumbrance, easement, license or charge of any kind.

“Loss” or “Losses” shall mean any and all claims, actions, causes of action, judgments, awards, Liabilities, losses, costs or damages, including reasonable attorneys’ fees and expenses but excluding lost profits, lost revenues, lost opportunities and consequential, punitive and other special damages regardless of the legal theory (other than any such damages awarded to an unrelated third party). In no event shall “Losses” be calculated based on any multiple of lost earnings or other similar methodology used to value to equity of the Company and the Company Subsidiaries or any other Person.

“Material Adverse Effect” shall mean any fact, event, circumstances, change or effect which, individually or in the aggregate, having a material adverse effect on (i) the business, results of operations, assets or financial condition of the Company and the Company Subsidiaries, taken as a whole or (ii) the ability of the Company to perform its obligations hereunder; provided, however, that changes or effects relating to: (a) changes in economic or political conditions or the financing, banking, currency or capital markets in general to the extent such changes do not disproportionately affect the Company and the Company Subsidiaries as a whole; (b) changes in Laws or Orders or interpretations thereof or changes in accounting requirements or principles; (c) changes affecting industries, markets or geographical areas in which the Company or the Company Subsidiaries conduct their respective businesses to the extent such changes do not disproportionately affect the Company and the Company Subsidiaries as a whole; (d) the negotiation, announcement and performance of this Agreement or the transactions contemplated hereby; (e) any natural disaster or any acts of terrorism, sabotage, military action, armed hostilities or war (whether or not declared) or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement to the extent such events do not disproportionately affect the Company and the Company Subsidiaries as a whole; (f) any action required to be taken under any Law or Order or any existing Contract by which the Company or any of the Company Subsidiaries (or any of their respective properties) is bound; or (g) any failure, in and of itself, by the Company and the Company Subsidiaries to meet any internal projections or forecasts (provided that the underlying event causing such failure shall not be excluded from such determination unless otherwise excluded hereunder), in the case of each such matter described in the foregoing clauses (a) through (g) shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred. For the avoidance of doubt, a “Material Adverse Effect” shall be measured only against past performance of the Company and the Company Subsidiaries, and not against any forward-looking statements, projections or forecasts of the Company and the Company Subsidiaries or any other Person and the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Material Adverse Effect.

“Non-Controlling Party” shall mean the party not controlling the defense of any Third Party Claim.

“Open Source Materials” shall mean all software, related documentation or other related material that requires as a condition of use, modification and/or distribution of such software that other Intellectual Property distributed with such software be (a) be disclosed or distributed in source code form to unaffiliated third parties (b) licensed to unaffiliated third parties for the purpose of making derivative works or (c) redistributable at no charge to unaffiliated and unidentified third parties, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), the Apache Software Foundation License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), or any other license or distribution agreement or arrangement listed as open source licenses by the Open Source Initiative on www.opensource.org or in the Free Software Directory maintained by the Free Software Foundation on http://directory.fsf.org/.

“Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Entity or any arbitrator.

“Permitted Liens” shall mean (a) statutory Liens or other Liens arising by operation of law securing payments not yet due or which are being contested in good faith and by appropriate proceeding, including Liens of warehouseman, mechanics, suppliers, materialmen and repairmen, (b) Liens for Taxes not yet due and payable or for current Taxes that may thereafter be paid without penalty or interest or which are being contested in good faith and by appropriate proceedings and for which an adequate reserve has been established in accordance with GAAP, (c) Liens affecting real property, including (i) easements, rights or way, servitudes, permits, licenses, ground leases to utilities, municipal agreements, (ii) conditions, covenants or other similar restrictions, (iii) easements for streets, alleys, highways, telephone lines, gas pipelines, power lines, other easements and rights of way of public record on, over or in respect of any such real property, (iv) encroachments and other matters that would be shown in an accurate survey or physical inspection of such real property, (v) Liens in favor of the lessors under the Real Property Leases or encumbering the interests of the lessors in such real property, and (vi) all matters showing on title commitments made available to Parent on or prior to the date hereof, in each case which do not materially impair the occupancy or use, value or marketability of the property which they encumber (d) Liens created by licenses granted in the ordinary course of business in any Intellectual Property, (e) any other Liens not described in clauses (a) through (d) above created by this Agreement or connected with the transactions contemplated hereby or by the actions of Parent or any of its Affiliates and (f) Liens listed on Section 1.1(b) of the Company Disclosure Letter.

“Person” shall mean and include an individual, a partnership, a limited liability partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization, a group and a Governmental Entity.

“Preferred Payment” shall mean the aggregate Preferred Per Share Amount payable to all Preferred Stockholders at the Effective Time as set forth in Section 2.4(b).

“Preferred Stockholders” shall mean the holders of Preferred Shares, as set forth on Section 1.1(a) of the Company Disclosure Letter.

“Pro Rata Portion” shall mean, with respect to each Common Equityholder, the percentage set forth opposite such Common Equityholder’s name on Section 1.1(a) of the Company Disclosure Letter with respect to the Vested Option or Common Shares, as applicable, held by such Common Equityholder.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors, accountants or other representatives.

“Requisite Stockholder Approval” means the approval of the Stockholders of this Agreement and the Merger, to the extent required under the DGCL and the Company’s certificate of incorporation.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” shall mean the Common Shares and the Preferred Shares.

“Solvent” shall mean, with respect to any Person, that (a) the property of such Person, at a present fair saleable valuation, exceeds the sum of its debts (including contingent and unliquidated debts), (b) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person’s probable liability on its existing debts as they become absolute and matured, (c) such Person has adequate capital to carry on its business, and (d) such Person does not intend or believe it will incur debts beyond its ability to pay as such debts mature. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured liabilities.

“Stockholders” shall mean, collectively, the Common Stockholders and the Preferred Stockholders.

“Stockholders’ Representative” shall mean LAC or its designee.

“Subsidiary”, with respect to any Person, shall mean (a) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Target Working Capital” shall mean One Million Eight Hundred Thousand Dollars ($1,800,000).

“Tax Return” shall mean any and all returns (including information returns), statements, declarations, forms and reports relating to Taxes, including any schedule or attachment thereto and any related or supporting workpapers or information with respect to any of the foregoing, including any amendment thereof filed with or submitted to any Governmental Entity in connection with the determination, assessment, collection of payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, and including, for the avoidance of doubt, U.S. Department of Treasury Form TD F 90-22.1.

“Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges including all United States federal, state, local, foreign and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, value added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

“Unaudited Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2010, referenced in Section 3.5(a).

“Vested Option(s)” means each Option or portion thereof that is outstanding and vested or that will become vested immediately prior to the Effective Time.

“Working Capital Shortfall” shall mean the amount by which the Closing Date Working Capital is less than the Target Working Capital.

“Working Capital Surplus” shall mean the amount by which the Closing Date Working Capital exceeds the Target Working Capital.

Section 1.2. Additional Defined Terms. In addition to the terms defined in Section 1.1, additional defined terms used herein shall have the respective meanings assigned thereto in the Sections indicated on Annex A.

Section 1.3. Construction. In this Agreement, unless the context otherwise requires:

(a) references in this Agreement to “writing” or comparable expressions include a reference to facsimile transmission or comparable means of communication;

(b) the phrases “delivered” or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Parent or Merger Sub, material that has been posted, retained and thereby made available to Parent and Merger Sub through the on-line “virtual data room” established by the Company) no later than 5:00 p.m., Eastern Time, on the second Business Day prior to the date of this Agreement;

(c) words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d) references to Articles, Sections, Annexes, the Preamble and Recitals are references to articles, sections, annexes, the preamble and recitals of this Agreement, and the descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(e) references to “day” or “days” are to calendar days;

(f) references to “the date hereof” shall mean as of the date of this Agreement;

(g) the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(h) this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(i) “include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import; and

(j) references to dollars or “$” are to United States of America dollars.

Section 1.4. Annexes and the Company Disclosure Letter. The annexes (the “Annexes”) and the Company Disclosure Letter are incorporated into and form an integral part of this Agreement.

Section 1.5. Knowledge.

(a) When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of the Company” or words of similar import, it shall mean the knowledge of the individuals set forth on Section 1.5(a) of the Company Disclosure Letter. Where any representation, warranty or other provision in this Agreement refers to notice or written notice having been delivered or received by the Company or any of the Company Subsidiaries, or any of their respective Affiliates, such representation, warranty or other provision shall be interpreted to include only any notice to the individuals listed in the immediately preceding sentence or any notice of which one of such individuals has actual knowledge, without any implication that any such Person has made any inquiry or investigation as to the sending or receipt of such notice.

(b) When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of Parent and/or Merger Sub” or words of similar import, it shall mean the knowledge of the individuals set forth on Section 1.5(b) of the Parent Disclosure Letter.

ARTICLE II

THE MERGER

Section 2.1. The Merger. (a) Upon the terms and subject to the conditions of this Agreement, at the Closing, Merger Sub and the Company shall duly prepare, execute and acknowledge a certificate of merger (the “Certificate of Merger”) in accordance with Section 251 of the DGCL that shall be filed with the Secretary of the State of Delaware at such time and in accordance with the provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger (or at such later time set forth in the Certificate of Merger as shall be agreed to by Merger Sub and the Company). The date and time when the Merger shall become effective is hereinafter referred to as the “Effective Time”.

(b) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation under the laws of the State of Delaware (the “Surviving Corporation”).

(c) From and after the Effective Time, the Merger shall have the effects set forth in Section 259(a) of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, and duties of the Company and Merger Sub shall become debts, liabilities, obligations and duties of the Surviving Corporation.

Section 2.2. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety so that such certificate of incorporation is identical to the certificate of incorporation of Merger Sub immediately prior to the Effective Time, except that (i) the name of the corporation set forth therein shall be changed to the name of the Company, (ii) the identity of the incorporator shall be deleted, and (iii) any necessary amendments shall be made to reflect the provisions of Section 5.8.

(b) At the Effective Time and without any further action on the part of the Company or Merger Sub, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation as of the Effective Time, until duly amended in accordance with applicable Law.

Section 2.3. Directors and Officers of the Surviving Corporation. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation. At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be officers of the Surviving Corporation, each of such officers to hold office, subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation.

Section 2.4. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a) Each Common Share issued and outstanding immediately prior to the Effective Time (other than any Common Shares which are held by any wholly owned Subsidiary of the Company or in the treasury of the Company or held by Parent or Merger Sub, all of which shall cease to be outstanding and be canceled and none of which shall receive any payment with respect thereto) and all rights in respect thereof shall, by virtue of the Merger and without any action on the part of the holder thereof, forthwith cease to exist and be converted into and represent the right to receive an amount in cash, without interest, equal to the sum of (i) Common Per Share Amount, plus (ii) a portion of the Escrow Amount upon the terms set forth herein;

(b) Each Preferred Share issued and outstanding immediately prior to the Effective Time (other than any Preferred Shares which are held by any wholly owned Subsidiary of the Company or in the treasury of the Company or held by Parent or Merger Sub, all of which shall cease to be outstanding and be canceled and none of which shall receive any payment with respect thereto) and all rights in respect thereof shall, by virtue of the Merger and without any action on the part of the holder thereof, forthwith cease to exist and be converted into and represent the right to receive an amount in cash, without interest, equal to $0.41221 plus accrued but unpaid dividends as of the Effective Time (the “Preferred Per Share Amount”); and

(c) Each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time, shall be converted into one fully paid and nonassesable share of common stock, par value $.01 per share, of the Surviving Corporation. As of the Effective Time, the shares of Merger Sub Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder or holders of such shares shall cease to have any rights with respect thereto, except the right to receive shares of common stock in the Surviving Corporation to be issued in consideration therefor as provided herein, without interest.

Section 2.5. Options.

(a) As of the Effective Time, all Options heretofore granted under any Stock Plan that are not Vested Options shall terminate without any consideration therefor, and each Vested Option shall, pursuant to the relevant Stock Plans and subject to the conditions and limitations thereof, entitle the holder thereof, in cancellation and settlement thereof, to receive from the Surviving Corporation, following the Effective Time, an amount, in cash (such amounts, collectively, the “Option Cash Payment”) equal to (i) the product of (A) the number of Common Shares subject to such Vested Option, and (B) the amount by which the Common Per Share Amount exceeds the applicable exercise price per Common Share subject to such Vested Option, plus (ii) a portion of the Escrow Amount upon the terms set forth herein.

(b) The Company shall terminate the Stock Plans as of the Effective Time.

Section 2.6. Delivery of Funds; Surrender of Certificates; Payment of Indebtedness and Company Transaction Expenses. On the Closing Date:

(a) upon surrender by each Stockholder to the Company, or a paying agent designated by the Company, of the certificate(s), (each, a “Certificate”) or other documents that, immediately prior to the Effective Time, represented the Preferred Shares or Common Shares held by such Stockholder, as applicable, Parent shall, contemporaneously with the filing of the Certificate of Merger, wire transfer in immediately available funds (or, if such amount is less than $50,000, by check) to each Preferred Stockholder, the Preferred Per Share Amount for each Preferred Share owned by such Preferred Stockholder, and to each Common Stockholder, the Common Per Share Amount for each Common Share owned by such Common Stockholder, immediately prior to the Effective Time, in exchange for such Certificate(s). Each Stockholder shall designate a bank account to Parent to receive such funds not later than two (2) Business Days prior to the Closing Date. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of such lost, stolen or destroyed Certificate, with such assurances as the Parent may reasonably require of such holder (other than the requirement of a bond), Parent shall pay the amount to which such holder is otherwise entitled pursuant to this Section 2.6(a).

(b) upon surrender by each holder of a Vested Option to the Company, or a paying agent designated by the Company, of the Option agreement that, immediately prior to the Effective Time, represented the Vested Options held by such holder, Parent shall, contemporaneous with the filing of the Certificate of Merger, pay to each holder of Vested Options in exchange therefor an amount in immediately available funds equal to the amount due such holder of Vested Options in accordance with Section 2.5 (other than the portion of the Escrow Amount to be paid in accordance with the provisions of Section 2.12) by wire transfer (or, if such amount is less than $50,000, by check) to an account designated in writing to Parent by such holder of Vested Options not later than two (2) Business Days prior to the Closing Date.

(c) Parent shall pay to the holders of the Closing Indebtedness the amount of the Closing Indebtedness set forth in the Closing Statement.

(d) Parent shall wire the Escrow Amount to the Escrow Agent pursuant to the Escrow Agreement in immediately available funds. The Escrow Amount shall be held and disbursed solely in accordance with the terms of this Agreement and the Escrow Agreement. Following the termination of the Escrow Agreement in accordance with its terms, any undisbursed portion of the Escrow Amount shall be paid to the Common Equityholders pursuant to Section 2.12 and the Escrow Agreement.

(e) Parent shall wire the remainder of the Common Equity Purchase Price (representing the Company Transaction Expenses) to the Stockholder’s Representative to facilitate the payment of the Company Transaction Expenses.

(f) Parent, the Surviving Corporation and their respective agents shall be entitled to deduct and withhold from the consideration otherwise payable to any Person such amounts as may be required to be deducted and withheld with respect to the making of payments pursuant to this Agreement as required by the Code, or under any provision of federal, state, local or foreign Law relating to Taxes. To the extent amounts are so withheld and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If any withholding obligation may be avoided by such Person providing information or documentation to Parent or the Surviving Corporation, such holder may provide such information in a timely fashion and avoid any such withholding.

Section 2.7. Determination of Common Equity Purchase Price Adjustment.

(a) Pre-Closing Adjustments. At least three (3) days prior to the Closing Date, the chief financial officer of the Company shall prepare and deliver to Parent an estimated consolidated balance sheet and an estimated calculation of the Closing Date Working Capital for the Company as of 11:59 p.m. on the day immediately prior to the Closing Date, prepared in accordance with GAAP, using the same methodologies, principles and valuation procedures as used by the Company in the Unaudited Balance Sheet, to the extent the Unaudited Balance Sheet was prepared in accordance with GAAP, (the “Estimated Closing Date Working Capital”). The chief financial officer of the Company shall also provide to Parent a statement (the “Closing Statement”) setting forth good faith estimates of the Closing Indebtedness and the Company Transaction Expenses. The chief financial officer of the Company shall also make available to the Parent copies of all work papers and other documents and data as was used to prepare the Estimated Closing Date Working Capital. If the Estimated Closing Date Working Capital shows a Working Capital Shortfall, the Common Equity Purchase Price to be paid at the Closing shall be reduced by the aggregate amount of such Working Capital Shortfall and if the Estimated Closing Date Working Capital shows a Working Capital Surplus, the Common Equity Purchase Price to be paid at the Closing shall be increased by the aggregate amount of such Working Capital Surplus.

(b) Post-Closing Adjustments. Within sixty (60) days following the Closing Date, Parent shall prepare and deliver to the Stockholders’ Representative an unaudited consolidated balance sheet for the Company (the “Closing Date Balance Sheet”) and a calculation of the Closing Date Working Capital as of 11:59 p.m. on the day immediately prior to the Closing Date, which shall be prepared by Parent in accordance with GAAP, using the same methodologies, principles and valuation procedures as used by the Company in the Unaudited Balance Sheet to the extent the Unaudited Balance Sheet was prepared in accordance with GAAP, (unless adjusted pursuant to Section 2.7(c), the “Final Closing Date Working Capital”). Parent shall also provide the Stockholders’ Representative with copies of all work papers and other documents and data as was used to prepare the Closing Date Balance Sheet and Final Closing Date Working Capital. The Stockholders’ Representative shall have the right to dispute the Closing Date Balance Sheet and the Final Closing Date Working Capital calculation (and any items therein) and make any proposed adjustments thereto as provided in Section 2.7(c) hereto.

(c) Dispute Resolution Procedures. The Stockholders’ Representative shall have until thirty (30) days after the delivery of the Closing Date Working Capital calculation and the work papers and other documents and data required to be delivered to the Stockholders’ Representative pursuant to Section 2.7(b), to review such calculation and propose any adjustments thereto. If at expiration of such thirty (30) day period, the Stockholders’ Representative shall not have proposed any such adjustments, Parent’s calculation of the Closing Date Working Capital shall constitute the Final Closing Date Working Capital. All adjustments proposed by the Stockholders’ Representative shall be set out in detail in a written statement delivered to Parent (the “Adjustment Statement”) and shall be incorporated into the Closing Date Balance Sheet, unless Parent shall object in writing to such proposed adjustments (the proposed adjustment or adjustments to which Parent objects are referred to herein as the “Contested Adjustments” and Parent’s objection notice is referred to herein as the “Contested Adjustment Notice”) within ten (10) Business Days of delivery by the Stockholders’ Representative to Parent of the Adjustment Statement. If at the time of the Contested Adjustment Notice or the expiration of the deadline therefor, the Stockholders’ Representative and Parent do not dispute that a sum, net of the effects of the Contested Adjustments, is owed by one party to the other pursuant to Section 2.7(b) (an “Interim Payment”), then such Interim Payment shall be paid by the owing party within five (5) Business Days thereafter (which payment, in the case of a payment to Parent, shall be made from the Escrow Amount by joint instruction from Parent and the Stockholders’ Representative). Parent’s Contested Adjustment Notice shall provide specific and detailed objections and Parent’s good faith calculations of the Contested Adjustments. If Parent delivers a Contested Adjustment Notice to the Stockholders’ Representative, Parent and the Stockholders’ Representative shall attempt in good faith to resolve their dispute regarding the Contested Adjustments, but if a final resolution thereof is not obtained within ten (10) Business Days after the Parent delivers to the Stockholders’

Representative said Contested Adjustment Notice, either Parent or the Stockholders’ Representative may at any time thereafter retain for the benefit of all the parties hereto KPMG LLP, or if unable or unwilling to serve, another nationally recognized independent accounting firm acceptable to both the Stockholders’ Representative and Parent (the “Independent Accountant”) to resolve any remaining disputes concerning the Contested Adjustments. The Independent Accountant shall be the sole arbiter of all matters, procedural or substantive, as to the Contested Adjustments. Each of the parties shall execute any retainer agreements and fund one-half of any retainer customarily requested by the Independent Accountant. If the Independent Accountant is retained, then the Stockholders’ Representative and Parent shall each submit to the Independent Accountant in writing not later than fifteen (15) days after the Independent Accountant is retained their respective positions with respect to the Contested Adjustments, together with such supporting documentation as they deem necessary or as the Independent Accountant requests. The Independent Accountant shall not review or take into account any information that is not submitted in writing within the fifteen (15) day deadline and shall only make a determination as to the Contested Adjustments and not other items on the Closing Date Balance Sheet. The Independent Accountant shall, within thirty (30) days after receiving the positions of both the Stockholders’ Representative and Parent and all supplementary supporting documentation requested by the Independent Accountant, but in any event no later than sixty (60) days after being retained, render its decision as to the Contested Adjustments, which decision shall be deemed an arbitration award that is final and binding on, and nonappealable by, the Stockholders’ Representative and Parent. The fees and expenses of the Independent Accountant shall be paid by the party whose estimate of the Contested Adjustments is furthest from the Independent Accountant’s calculation of the Contested Adjustments. The decision of the Independent Accountant shall also include a certificate of the Independent Accountant setting forth the Final Closing Date Working Capital calculation (the “Settlement Amount Certificate”). The “Final Closing Date Working Capital” shall be deemed to include all proposed adjustments not disputed by Parent and those adjustments accepted or made by the decision of the Independent Accountant in resolving the Contested Adjustments. Time shall be of the essence for purposes of this Section 2.7(c).

(d) Settlement.

(i) If the Final Closing Date Working Capital is greater than the Estimated Closing Date Working Capital, the Parent shall pay to the Stockholders’ Representative (for the benefit of all Common Equityholders) the amount of such excess, taking into account any Interim Payment.

(ii) If the Final Closing Date Working Capital is less than the Estimated Closing Date Working Capital, Parent and the Stockholders’ Representative shall instruct the Escrow Agent to pay to the Parent the amount of such shortfall out of the Escrow Amount, taking into account any Interim Payment.

(iii) There shall be a “Settlement Date” after the calculation of the Final Closing Date Working Capital which shall mean the following, as applicable:

(1) If the Stockholders’ Representative accepts the Final Closing Date Working Capital calculation, two (2) Business Days after the Stockholders’ Representative notifies the Parent;

(2) If the Stockholders’ Representative has not timely delivered an Adjustment Statement to Parent, thirty five (35) days after the date the Stockholders’ Representative receives the Final Closing Date Working Capital calculation;

(3) If the Stockholders’ Representative has timely delivered an Adjustment Statement and Parent has not timely delivered a Contested Adjustment Notice, fifteen (15) Business Days after the date Parent receives the Adjustment Statement;

(4) If the Stockholders’ Representative and Parent have any disputes regarding Contested Adjustments and they resolve those disputes in writing, two (2) Business Days after such resolution;

(5) Two (2) Business Days after the Independent Accountant delivers the Settlement Amount Certificate, if applicable; or

(6) Such other date as shall be agreed in writing between the Stockholders’ Representative and the Parent.

(7) If any payment required to be made pursuant to this Section 2.7 is not made when due, the payor shall also pay interest on such amounts at a rate of fifteen percent (15%) per annum, which shall accrue from the due date to the date of actual payment.

(iv) The Stockholders’ Representative shall pay each Common Equityholder his Pro Rata Portion of all amounts paid by Parent to the Stockholders’ Representative pursuant to this Section 2.7.

Section 2.8. No Further Rights of Transfers. At and after the Effective Time, each Stockholder shall cease to have any rights as a stockholder of the Company, except as otherwise required by applicable Law and except for the right of each Stockholder to surrender his or her Certificate representing Preferred Shares or Common Shares, as applicable, or affidavit of lost Certificate, in exchange for payment of the applicable aggregate Preferred Per Share Amount or Common Per Share Amount pursuant to Section 2.6(a), and no transfer of Shares shall be made on the stock transfer books of the Surviving Corporation. At the close of business on the day of the Effective Time, the stock ledger of the Company with respect to the Shares shall be closed.

Section 2.9. Closing; Closing Deliverables. (a) Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Article VII, and subject to the satisfaction or waiver of all of the conditions set forth in Article VI, the closing of the Merger (the “Closing”) shall take place at 10:00 A.M. at the offices of White & Case LLP, 200 South Biscayne Blvd., Miami, Florida 33131, on April 1, 2011, unless the conditions set forth in Article VI are not satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, or at such other date, time or place as the parties hereto shall agree in writing. Such date is herein referred to as the “Closing Date”.

(b) At the Closing, the Company shall deliver or cause to be delivered to Parent a certificate signed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(c) At the Closing, Parent, Merger Sub or the Surviving Corporation, as applicable, shall deliver or cause to be delivered to (i) the Stockholders’ Representative a certificate signed by an authorized officer of Parent, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied, and (ii) to the Escrow Agent the Escrow Amount.

(d) Each of the Stockholders’ Representative and Parent shall have executed and delivered to each other a counterpart of the Escrow Agreement.

(e) Prior to the Closing, the Company shall deliver or cause to be delivered to Parent a certification that the Common Shares and Preferred Shares are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the Internal Revenue Service, in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code. If the Company has not provided such certification and notice to Parent on or before the Closing Date, Parent shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

Section 2.10. Further Assurances. At and after the Effective Time, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 2.11. Tax Treatment of Payments. Any payments made with respect to adjustments made pursuant to Section 2.7 and Section 2.12 shall be deemed to be, and each of the Common Equityholders, Parent and Merger Sub shall treat such payments as an adjustment to the Common Equity Purchase Price for federal, state, local and foreign income tax purposes.

Section 2.12 Release of Escrow Fund. (a) Within one (1) Business Day after the first anniversary of the Closing Date, the Stockholders’ Representative and Parent shall execute and deliver to the Escrow Agent in accordance with the Escrow Agreement a joint written instruction instructing the Escrow Agent to release to the Stockholders’ Representative the remaining balance of the Escrow Fund minus the aggregate amount of all pending indemnification claims (such amount, the “Pending Claims Amount”) of the Parent Indemnitee (the “Escrow Release Amount”). Within three (3) Business Days after the receipt of such amount by the Stockholders’ Representative, the Stockholders’ Representative shall pay by wire transfer of immediately available funds (i) to each holder of a Vested Option who previously surrendered its Options in accordance with Section 2.6(b), an amount in cash equal to such holder’s Pro Rata Portion of the Escrow Release Amount in respect of his Vested Options, less the amount of Taxes required to be withheld pursuant to Section 2.6(f), and (ii) to each Common Stockholder (including the Stockholders’ Representative, if applicable) who previously surrendered a Certificate or otherwise complied with Section 2.6(a) as to lost Certificates, an amount in cash equal to such Common Stockholder’s Pro Rata Portion of the Escrow Release Amount in respect of its formerly owned Common Shares, less the amount of Taxes required to be withheld pursuant to Section 2.6(f), if any. Promptly after payment to each Common Stockholder and each holder of a Vested Option, the Stockholder’s Representative shall remit to the Surviving Corporation the amount of any payroll Taxes withheld from each such Common Stockholder and holder of a Vested Option pursuant to Section 2.6(f).

(b) Upon the settlement of all pending indemnification claims of the Parent Indemnitees, any portion of the Pending Claims Amount not paid to the Parent Indemnitees in respect thereof shall be released to the Stockholders’ Representative in accordance with the Escrow Agreement and paid to the holders of Vested Options and Common Stockholders in the same manner as the Escrow Release Amount is paid to them pursuant to Section 2.12(a).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter (the “Company Disclosure Letter”) delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub on the date hereof as follows:

Section 3.1. Due Organization, Good Standing and Corporate Power. Except as set forth in Section 3.1(a) of the Company Disclosure Letter, none of the Company nor any Subsidiary of the Company (the “Company Subsidiaries”) owns any equity interest (other than the Company Subsidiaries) in any Person. Each of the Company and the Company Subsidiaries is a corporation, duly incorporated, validly existing and in good standing (or the equivalent thereof) under the laws of its state of incorporation or organization and each has all requisite power (corporate or otherwise) and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each of the Company Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction set forth on Section 3.1(a) of the Company Disclosure Letter opposite its name. Section 3.1(a) of the Company Disclosure Letter lists as of the date hereof all jurisdictions in which the property owned, leased or operated by the Company or any of the Company Subsidiaries, or the nature of the business conducted by the Company or any of the Company Subsidiaries makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent prior to the date hereof complete and accurate copies of the Company’s certificate of incorporation and by-laws and the comparable governing documents of each of the Company Subsidiaries, in each case, as amended and in full force and effect as of the date hereof.

Section 3.2. Authorization; Noncontravention.

(a) The Company has the requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Except for the approval and adoption of this Agreement by the stockholders of the Company (which shall occur immediately after the execution and delivery of this Agreement), the consummation by the Company of the transactions contemplated hereby has been duly and validly authorized by all necessary corporate action on the part of the Company. The Board has determined that the Merger is fair to, and in the best interests of the Stockholders, declared that the Merger is advisable and recommended the acceptance of the Merger and the adoption of this Agreement by the Stockholders. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

(b) The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with any of the provisions of the Company’s certificate of incorporation or by-laws or other equivalent charter documents, as applicable, of the Company or any of the Company Subsidiaries, in each case, as amended to the date of this Agreement, (ii) subject to the consents, approvals, authorizations, declarations, filings and notices referred to in Section 3.4, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound or to which any of their respective assets is subject, (iii) subject to the consents, approvals, authorizations, declarations, filings and notices referred to in Section 3.4, contravene any domestic or foreign Law or any Order currently in effect, or (iv) result in the imposition of any Lien upon any assets of the Company or any Company Subsidiary.

Section 3.3. Capital Stock. The authorized capital stock of the Company consists solely of (a) 7,277,778 Preferred Shares, and (b) 100,000,000 Common Shares. At the close of business on the date hereof (i) 7,277,778 Preferred Shares are issued and outstanding, (ii) 58,743,331 Common Shares are issued and outstanding, and (iii) 11,304,529 Common Shares are subject to issuance upon exercise of outstanding Options granted pursuant to the terms of the Stock Plans. Each Company Subsidiary has the capitalization set forth on Section 3.3 of the Company Disclosure Letter. Section 3.3 of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of the Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, the class or series of such shares, held by each Stockholder and whether any Common Shares constitute restricted stock or are otherwise subject to a repurchase or redemption right. All issued and outstanding shares of capital stock or other equity interests of the Company and each of the Company Subsidiaries, as applicable, have been duly authorized and validly issued and are fully paid and nonassessable, and are not subject to any preemptive rights. Except as set forth in Section 3.3 of the Company

Disclosure Letter, none of the Company or any of the Company Subsidiaries is a party to any outstanding option, warrant, call, subscription or other right (including any preemptive right), agreement or commitment which obligates any of them to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interest in the Company or any Company Subsidiary and no other shares of capital stock are reserved for issuance. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in material compliance with all applicable federal and state securities Laws. Section 3.3 of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement of: (A) all Company Stock Plans, indicating for each Company Stock Plan the number of Common Shares issued to date under such Plan, the number of Common Shares subject to outstanding options under such Plan and the number of Common Shares reserved for future issuance under such Plan, and (B) all holders of outstanding Options, indicating with respect to each Option the Company Stock Plan under which it was granted, the number of Common Shares subject to such Option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto). The Company has provided to Parent complete and accurate copies of all Company Stock Plans and forms of all stock option agreements evidencing Options. All of the shares of capital stock of the Company subject to Options will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.3 of the Company Disclosure Letter, there is no Contract between the Company and any holder of its securities, or, to the Company’s Knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co sale rights or “drag along” rights), registration under the Securities Act, or voting, of the capital stock of the Company.

Section 3.4. Consents and Approvals. No consent of or filing with any Governmental Entity or any other third party, which has not been received or made, is necessary or required with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (a) the filing of the Certificate of Merger, and (b) the consents or filings set forth on Section 3.4 of the Company Disclosure Letter.

Section 3.5. Financial Statements; No Undisclosed Liabilities.

(a) The Company has furnished Parent with complete and accurate copies of (i) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2007, 2008 and 2009, and the related audited consolidated statements of income, stockholders’ equity and cash flows for the fiscal years then ended, all certified by the Company’s accountants and (ii) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2010 (the “Balance Sheet Date”), and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended. The financial statements referred to above, including the footnotes thereto, in the case of the audited financial statements (collectively, the “Financial Statements”) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except as described therein and except that the unaudited financial statements do not have footnotes or year end adjustments, which adjustments would not be material.

(b) The balance sheets of the Company referred to in Section 3.5(a) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries as of December 31, 2007, 2008, and 2009, and the Balance Sheet Date, respectively, and the related statements of income, stockholders’ equity and cash flows fairly present, in all material respects, the consolidated results of the operations, stockholders’ equity and cash flows of the Company and the Company Subsidiaries for the fiscal years then ended, in each case, consistent with the books and records of the Company and its Subsidiaries and in accordance with GAAP except as described therein and except that the unaudited financial statements do not have footnotes or year end adjustments, none of which adjustments would be material.

(c) The Company and the Company Subsidiaries do not have any Liabilities, except (i) Liabilities reflected on the face of the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2010, (ii) Liabilities incurred in the ordinary course of business since the Balance Sheet Date or which are included in Estimated Working Capital (in each case, none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement, violation of Law or an environmental liability under any Environmental Law), (iii) Liabilities incurred in connection with the transactions contemplated hereby, and (iv) Liabilities arising from future performance obligations under any Contract which are not required by GAAP to be reflected on a balance sheet.

Section 3.6. Absence of Certain Changes. During the period from the Balance Sheet Date to the date of this Agreement, (a) the businesses of the Company and each of the Company Subsidiaries have been conducted in all material respects in the ordinary course, (b) neither the Company nor any of the Company Subsidiaries has materially increased the compensation of any officer or granted any general salary or benefits increase to their respective employees, other than in the ordinary course of business, (c) neither the Company nor any of the Company Subsidiaries has acquired any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or entered into any Contract, letter of intent or similar arrangement with respect to the foregoing, (d) there has been no material change by the Company or the Company Subsidiaries in accounting principles, practices or methods except as required by GAAP, (e) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Material Adverse Effect, and (f) neither the Company nor any Company Subsidiary has taken any of the actions set forth in Section 5.3(a)(2).

Section 3.7. Compliance with Laws. The operations of the Company and the Company Subsidiaries are and, since January 1, 2007 have been, in material compliance with all Laws and Orders applicable to the Company or the Company Subsidiaries. There are no claims pending, or to the Knowledge of the Company threatened, nor have the Company or any of the Company Subsidiaries received any written notice, regarding any pending violations of any Laws or Orders claiming jurisdiction over any of the Company or the Company Subsidiaries. The representations and warranties contained in this Section 3.7 do not apply to benefit plans and related matters, labor matters, taxes, and environmental laws and environmental matters, which subject matters are addressed in their entirety and exclusively in Sections 3.10, 3.11, 3.12, and 3.16, respectively.

Section 3.8. Permits. Section 3.8 of the Company Disclosure Letter lists all material federal, state, local and foreign permits, approvals, licenses, authorizations, certificates, rights, exemptions and orders from Governmental Entities (collectively, the “Permits”) held by the Company or any Company Subsidiary. Such listed Permits are in full force and effect, the Company and the Company Subsidiaries are not in material default thereunder and such listed Permits are the only Permits that are necessary for the operation of the business of the Company and/or the Company Subsidiaries as presently conducted, or that are necessary for the lawful ownership of their respective properties and assets except to the extent that any such failure to hold Permits or any such default would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. This Section 3.8 does not apply to any matter related to labor matters, taxes, and environmental matters, which subject matters are addressed exclusively in Sections 3.11, 3.12, and 3.16, respectively.

Section 3.9. Litigation. There is no action, suit, proceeding at law or in equity, or any arbitration or any administrative or other proceeding by or before any Governmental Entity, pending, or, to the Knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries, or any of their respective properties or rights.

Section 3.10. Employee Benefit Plans. (a) Each material employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other plan, program or agreement providing for severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation rights or other forms of incentive compensation or post-retirement compensation maintained by the Company and/or any of the Company Subsidiaries, or to which the Company and/or any of the Company Subsidiaries contributes (or has an obligation to contribute) or is a party as of the date hereof (collectively, the “Employee Benefit Plans”) is listed on Section 3.10 of the Company Disclosure Letter. Each Employee Benefit Plan maintained solely by the Company and/or any of the Company Subsidiaries is referred to in this Section 3.10 as a “Company Employee Benefit Plan.” Complete and accurate copies of each Company Employee Benefit Plan have been made available to Parent. There have been no undertakings or commitments by the Company to increase materially the benefits under any Company Employee Benefit Plan. Each Company Employee Benefit Plan is amendable and terminable by the Company in accordance with its terms.

(b) Each Company Employee Benefit Plan is in material compliance with applicable Law and has been administered and operated in all material respects in accordance with its terms.

(c) Neither the Company nor any entity that would be considered as a single employer with the Company under Code Section 414(b) or (c) (an “ERISA Affiliate”) maintains or has ever maintained a plan subject to Title IV of ERISA or subject to Section 412 of the Code of Section 302 of ERISA. Neither the Company nor any ERISA Affiliate has or reasonably expects to have any Liability with respect to a multiemployer plan, within the meaning of Section 3(37) of ERISA that is subject to Title IV of ERISA.

(d) Neither the Company nor any of the Company Subsidiaries, nor, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Company Employee Benefit Plan that would reasonably be expected to result in the imposition on the Company or any Company Subsidiary of a material penalty pursuant to Section 502(i) of ERISA or a material tax pursuant to Section 4975 of the Code.

(e) No claim, action or litigation has been made, commenced or, to the Knowledge of the Company, threatened in writing with respect to any Company Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of such denied claims) that would, individually or in the aggregate, reasonably be expected to result in a material liability of the Company and the Company Subsidiaries, taken as a whole.

(f) No Employee Benefit Plan provides medical, dental, disability, hospitalization, life insurance or other welfare benefits (whether insured or self-insured) after retirement or termination of employment, other than continuation coverage required under Section 4980B of the Code or other similar applicable law.

(g) No Employee Benefit Plan is subject to Laws other than the Laws of the United States or a political subdivision thereof.

(h) No act or omission has occurred and no condition exists with respect to any Company Employee Benefit Plan that would subject the Company to any material fine, penalty, Tax or Liability of any kind imposed under ERISA or the Code (other than Liabilities for benefits accrued under Company Employee Benefit Plans for employees of the Company or any Company Subsidiary, and each of their beneficiaries.)

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) entitle any current or former employee of the Company or any of the Company Subsidiaries under any Company Employee Benefit Plan to any severance pay or benefits or any increase in severance pay or benefits upon any termination of employment with the Company or any Company Subsidiary, or (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable pursuant to, any Employee Benefit Plans to any such current or former employee or (iii) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, the Parent, to merge, amend or terminate any of the Company Employee Benefit Plans.

Section 3.11. Labor Matters. Neither the Company nor any of the Company Subsidiaries is a party or subject to any union or collective bargaining agreement. No labor organization or group of employees of the Company or any of the Company Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. The Company has made available to Parent a complete and accurate roster of Company employees in a form and containing such information as has been agreed upon by Parent and the Company. Section 3.11 of the Company Disclosure Letter contains a list of all employees of the Company or any Company Subsidiary who are a party to a non-competition agreement with the Company or any Company Subsidiary; copies of such agreements have previously been made available to Parent. Section 3.11 of the Company Disclosure Letter contains a list of all employees of the Company or any Company Subsidiary employed in the United States who are not eligible to work in the United States pursuant to applicable United States Law. To the Knowledge of the Company, no key employee or group of employees has any plans to terminate employment with the Company or any Company Subsidiary. The Company and each Company Subsidiary are in material compliance with all applicable Laws relating to the hiring, classification and employment of employees.

Section 3.12. Tax Matters.

(a) Tax Returns. Except as set forth on Schedule 3.12 of the Company Disclosure Letter, the Company and each of the Company Subsidiaries has filed or caused to be filed, or shall file or cause to be filed, on a timely basis all material Tax Returns that are required to be filed by, or with respect to, the Company and the Company Subsidiaries on or prior to the Effective Time (taking into account any applicable extension of time within which to file), and all such Tax Returns are true, correct and complete in all material respects.

(b) Payment of Taxes. Except as set forth on Section 3.12 of the Company Disclosure Letter, all material Taxes and material Tax liabilities of the Company and the Company Subsidiaries that are due and payable on or prior to the Effective Time have been (or will be) paid on or prior to the Effective Time or accrued on the books and records of the Company and the Company Subsidiaries in accordance with GAAP.

(c) Other Tax Matters.

(i) Neither the Company nor the Company Subsidiaries is currently the subject of an audit or other examination relating to the payment of Taxes of the Company or the Company Subsidiaries by any Governmental Entity, nor have the Company or the Company Subsidiaries received any notices from any taxing authority that such an audit or examination is pending. No deficiencies for Taxes of the Company or the Companies Subsidiaries have been claimed, proposed or assessed by any Governmental Entity. Neither the Company nor any Company Subsidiary has been informed by any jurisdiction in which the Company or the Company Subsidiary did not file a Tax Return that the jurisdiction believes that the Company or the Company Subsidiary was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction.

(ii) Neither the Company nor the Company Subsidiaries (A) have (1) entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company or the Company Subsidiaries that has not expired, (2) requested any extension of time within which to file any Tax Return that has not yet been filed, or (3) executed or filed any power of attorney with any taxing authority that is still in effect, or (B) is presently contesting any Tax liability of the Company or the Company Subsidiaries before any Governmental Entity.

(iii) Except as set forth on Section 3.12 of the Company Disclosure Letter, all material Taxes that the Company or the Company Subsidiaries is or was required by Law to withhold or collect have been duly withheld or collected, and have been paid over to the proper Governmental Entity to the extent due and payable, and each of the Company and the Company Subsidiaries has complied with all material information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party.

(iv) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(v) Neither the Company nor any Company Subsidiary is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is the Company. Neither the Company nor any Company Subsidiary (A) has any actual or potential liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the Company or any Company Subsidiary, or (B) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(vi) The Company has delivered or made available to the Parent (A) complete and correct copies of all Tax Returns of the Company and each Company Subsidiary relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (B) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company or any Company Subsidiary relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (C) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of the Company or any Company Subsidiary.

(vii) Neither the Company nor any Company Subsidiary has made any payment, is obligated to make any payment, or is a party to any Contract, arrangement or plan that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(viii) Neither the Company nor any Company Subsidiary has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any Company Subsidiary been distributed, in a transaction to which Section 355 of the Code applies (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement

(ix) There are no Liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Company or any Company Subsidiary, other than with respect to Taxes not yet due and payable.

(x) All related party transactions involving the Company or any Company Subsidiaries are at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any Tax Law. The Company and each Company Subsidiary has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any Tax Law.

(xi) Neither the Company nor any Company Subsidiary has engaged in a “reportable transaction” as set forth in Treasury Regulation section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation section 301.6111-2(b)(2) or any analogous provision of foreign, state or local Law. The Company and each Company Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(xii) Each Company plan, agreement or other arrangement that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in compliance with then applicable guidance under Section 409A of the Code and since January 1, 2009 each such plan, agreement or arrangement has been documented in compliance with then applicable guidance under Section 409A of the Code. No stock option or equity unit option granted by the Company had an exercise price that was or may have been less than the fair market value of the underlying stock or equity units (as the case may be) on the date such option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. The Company’s past and current stock option grant practices (A) complied with all applicable Company stock plans and applicable Laws, (B) have been fairly presented in accordance with GAAP in the Company’s financial statements, and (C) are not and have not been the subject of any internal investigation, review or inquiry.

Section 3.13. Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a complete and accurate list of: (i) all patents and patent applications; (ii) trademark and service mark registrations and applications for registration; and (iii) copyright registrations and applications that are owned by the Company or any Company Subsidiary, alone or jointly with others (the

“Company Registrations”) in each case, enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable. To the Knowledge of the Company, all Company Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Company.

(b) The Company or a Company Subsidiary owns or has the right to use, free and clear of all Liens, except for Permitted Liens, all material Intellectual Property necessary to conduct the respective businesses of the Company and the Company Subsidiaries as presently conducted. To the Company’s Knowledge, the operation of the business of the Company and the Company Subsidiaries as currently conducted does not infringe, misappropriate or otherwise make any unlawful use of the Intellectual Property rights of any third party. Neither the Company nor any Company Subsidiary has received (i) any written notice that a license under any such Person’s Intellectual Property may be required to conduct its business, or (ii) written notice of any claim challenging the use or ownership by the Company or the Company Subsidiaries of any Intellectual Property which remain outstanding and, to the Knowledge of the Company, no other Person has threatened to make such a claim. The Intellectual Property used by the Company and listed on Section 3.13(b) of the Company Disclosure Letter constitutes all the material Intellectual Property necessary to operate the Company’s business in the manner in which it is presently operated. None of the Company or the Company Subsidiaries has made any claim in writing of a violation, infringement, misuse or misappropriation by any third party (including any employee or former employee of the Company or the Company Subsidiaries) of its rights to, or in connection with any Intellectual Property listed on Section 3.13(a) of the Company Disclosure Letter, which claim is still pending, and to the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise making any unlawful or unauthorized use of any Intellectual Property owned by the Company or any Company Subsidiary. None of the Intellectual Property set forth on Section 3.13(a) of the Company Disclosure Letter has been cancelled, abandoned or otherwise terminated and all renewal and maintenance fees in respect thereof have been duly paid. To the extent any Intellectual Property set forth on Section 3.13(b) of the Company Disclosure Letter is used under license to the Company or the Company Subsidiaries, no written notice of a material default has been sent or received by the Company or Company Subsidiaries under any such license which remains uncured.

(c) The Company or the appropriate Company Subsidiary has taken commercially reasonable measures to protect the proprietary nature of each item of Intellectual Property that is owned by the Company or such Company Subsidiary and that is material to the business of the Company and the Company Subsidiaries as presently conducted, and to maintain in confidence all trade secrets comprising a part thereof. Section 3.13(c) of the Company Disclosure Letter identifies (i) each item of material Intellectual Property licensed from a third party by the Company or a Company Subsidiary and the license or agreement pursuant to which the Company or a Company Subsidiary exploits it. Except as set forth on Section 13.3(c) of the Company Disclosure Letter, neither the execution, delivery and performance of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement will: (A) constitute a material breach of or default under any written instrument, license or other Material Contract governing any Intellectual Property used by the Company or a Company

Subsidiary; or (B) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Intellectual Property used by the Company or a Company Subsidiary; (C) result in the grant of any rights to any Intellectual Property used by the Company or a Company Subsidiary; or (D) materially impair the right of the Company or any Company Subsidiary to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, or dispose of any Intellectual Property owned or licensed by the Company or portion thereof.

(d) Neither the Company nor any Company Subsidiary has licensed, distributed or disclosed, and has no Knowledge of any distribution or disclosure by others (including its employees and contractors) of, the source code for any material software developed and owned by the Company or a Company Subsidiary or other confidential information constituting, embodied in or pertaining to such software (“Company Source Code”) to any Person, except pursuant to the agreements listed in Section 3.13(d) of the Company Disclosure Letter, and to the Knowledge of the Company, the Company and the Company Subsidiaries have taken commercially reasonable physical and electronic security measures to prevent unauthorized disclosure of such Company Source Code to third parties.

(e) Section 3.13(e) of the Company Disclosure Letter lists all Open Source Materials that the Company or a Company Subsidiary has utilized. Except as specifically disclosed in Section 3.13(e) of the Company Disclosure Letter, Company and the Company Subsidiaries have not (i) incorporated Open Source Materials into, or combined Open Source Materials with, any other software distributed to third parties by the Company or any Company Subsidiary, or (ii) used Open Source Materials that create, or purport to create, obligations for the Company or a Company Subsidiary to license or distribute proprietary source code to unaffiliated third parties with respect to software owned by the Company or a Company Subsidiary, or grant, or purport to grant, to any unaffiliated or unidentified third party, any rights or immunities under Intellectual Property rights of the Company or a Company Subsidiary (including by incorporating into the proprietary software of the Company or a Company Subsidiary any Open Source Materials that require, as a condition of exploitation of such Open Source Materials, that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form to unaffiliated third parties, (B) licensed to unaffiliated third parties for the purpose of making derivative works, or (C) redistributable at no charge or minimal charge) to unaffiliated and unidentified third parties.

(f) The Company and the Company Subsidiaries own or have a valid right to access and use all computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of the Company and the Company Subsidiaries (the “Company IT Systems”). The Company IT Systems are adequate for, and operate and perform in all material respects as required in connection with, the operation of the business of the Company and the Company Subsidiaries as currently conducted, except as would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, the Company and the Company Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology consistent in all material respects with applicable regulatory standards and customary industry practices.

Section 3.14. Broker’s or Finder’s Fee. Except for the fees of Morgan Keegan & Company, Inc. (whose fees and expenses shall be paid by the Company in accordance with the Company’s agreements with Morgan Keegan & Company, Inc.), no agent, broker, Person or firm acting on behalf of the Company or any Company Subsidiary is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from the Company, any Company Subsidiary or any of the other parties hereto in connection with this Agreement or any of the transactions contemplated hereby, other than fees payable by the Company to H.I.G. Capital, LLC or its Affiliates.

Section 3.15. Material Contracts.

(a) Section 3.15 of the Company Disclosure Letter contains a list of the following Contracts (each a “Material Contract”) to which the Company or any of the Company Subsidiaries is a party:

(i) Contracts for the purchase or sale of products or for the furnishing or receipt of services (A) that contain a minimum annual purchase requirement of $50,000 or more which have a term of more than one (1) year and that cannot be cancelled without material penalty on less than ninety (90) days’ notice, or (B) in which the Company or any Company Subsidiary has granted “most favored nation” pricing provisions or has agreed to purchase goods or services exclusively from a certain party;

(ii) Contracts that materially restrain, limit or impede the Company’s or the Company Subsidiaries’ ability to compete with or conduct any business or line of business, including any Contracts under which the Company or any Company Subsidiary is restricted from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(iii) Contracts with Affiliates;

(iv) the top ten (10) customer Contracts (by revenue) of the Company and the Company Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2010;

(v) Contracts that are employment or consulting agreements with employees of the Company or any Company Subsidiary that provide for an annual salary plus target bonus of $75,000 or more unless terminable without penalty upon sixty (60) days or less notice;

(vi) Contracts for Indebtedness of the Company or any Company Subsidiary;

(vii) Contracts for the lease of personal property involving aggregate payments in excess of $50,000 in any calendar year;

(viii) Contracts concerning the establishment or operation of a partnership, joint venture or limited liability company;

(ix) Contracts for the disposition of any significant portion of the assets or business of the Company or any Company Subsidiary or any Contract for the acquisition of the assets or business of any other Person (other than purchases of inventory or components in the ordinary course of business);

(x) Current Contracts concerning confidentiality (other than confidentiality agreement with customers entered into in the ordinary course of business and other potential purchasers of the Company);

(xi) Contracts under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect;

(xii) Contracts which contain any provisions requiring the Company or any Company Subsidiary to indemnify any other Person (excluding indemnities contained in agreements for the purchase, sale or license of products or services entered into in the ordinary course of business);

(xiii) Contracts which would entitle any third party to receive a license or any other right to intellectual property of Parent or any of Parent’s Affiliates following the Closing; and

(xiv) Contracts involving any capital expenditure in excess of $50,000 per item or $250,000 in the aggregate.

“Material Contracts” shall not include any Contract that (i) will be fully performed or satisfied as of or prior to Closing or (ii) is solely between the Company and one or more Company Subsidiaries or is solely between Company Subsidiaries.

(b) The Company has made available to Parent a complete and accurate copy of each Material Contract. Each Material Contract is in full force and effect and is the legal, valid and binding obligation of the Company or the applicable Company Subsidiary, as the case may be, and, to the Knowledge of the Company, each other party thereto, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles. Neither the Company nor any of the Company Subsidiaries is in material default under any Material Contract. To the Knowledge of the Company, no other party to any Material Contract is in material default under any Material Contract. No event has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Company Subsidiary, or to the Knowledge of the Company, any other party under such Material Contract. Except as set forth in Section 3.15 of the Company Disclosure Letter, since January 1, 2009, no counterparty to any Material Contract has given the Company written notice repudiating any material provision thereof.

Section 3.16. Environmental Matters. The Company and the Company Subsidiaries are in material compliance with all applicable Environmental Laws, have obtained, and are in material compliance with, all permits required under applicable Environmental Laws in connection with the operation of its properties, assets and business. There are no proceedings or actions by any Governmental Entity or other Person against the Company pending or threatened in writing in connection with the present operation of the properties, assets or business of the Company or any of the Company Subsidiaries under any Environmental Law. The Company and the Company Subsidiaries have not generated, used, treated or stored, transported to or from, or released or disposed of any Hazardous Substances on or at any of the property or facilities used by them except for inventories of chemicals which are used or to be used in the ordinary course of their business (which chemicals are stored, used and disposed of in compliance with all applicable Environmental Laws). None of the Company or the Company Subsidiaries has been the subject of any Federal, state, local, or private claim or Order involving a demand for damages or other potential liability with respect to a violation of Environmental Laws or under any common law theories relating to operations or the condition of any facilities or property (including underlying groundwater) owned, leased, or operated by the Company. None of the Company nor any Company Subsidiary has buried, dumped, disposed, spilled or released any material amount of Hazardous Substances. The Company and the Company Subsidiaries have timely filed all material reports required to be filed with respect to their properties and facilities and have generated and maintained all material required data, documentation and records under applicable Environmental Laws. The representations and warranties in this Section 3.16 are the sole and exclusive representations and warranties of the Company concerning environmental matters.

Section 3.17. Real Property. None of the Company or any of the Company Subsidiaries has owned any real property in the last ten (10) years. Section 3.17 of the Company Disclosure Letter contains a list of all real property leases to which any of the Company or the Company Subsidiaries is a party (as lessee, sublessee, sublessor or lessor) (collectively, the “Real Property Leases”). Complete and accurate copies of the Real Property Leases have been made available to Parent. Neither the Company nor any Company Subsidiary is in material default under any Real Property Lease. To the Knowledge of the Company, no other party to any Real Property Lease is in material default under any Real Property Lease. No event has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party under any such Real Property Lease. Neither the Company nor any Company Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the applicable leasehold or subleasehold.

Section 3.18. Insurance. Section 3.18 of the Company Disclosure Letter sets forth a list of each material insurance policy with respect to the properties, assets, or business of the Company and the Company Subsidiaries (collectively, the “Insurance Policies”). Each Insurance Policy is in full force and effect and all premiums due and payable thereon have been paid in full. Neither the Company nor any of the Company Subsidiaries has received a written notice of cancellation or non-renewal of any Insurance Policy. There is no material claim pending under any such Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. The Company Subsidiaries are otherwise in compliance in all material respects with the terms of such Insurance Policies.

Section 3.19. Affiliate Transactions. Except as set forth in Section 3.19 of the Company Disclosure Letter, and except for employment relationships and compensation,

compensatory option agreements, benefits, travel advances and employee loans in the ordinary course of business, (a) neither the Company nor any of the Company Subsidiaries is a party to any Contract with any stockholder, optionholder, officer, member, partner or director of the Company or any Company Subsidiary or any Affiliate of the Company or any Company Subsidiary (other than the Company or another Company Subsidiary) and (b) no Affiliate of the Company or of any Company Subsidiary (i) owns any property or right, tangible or intangible, which is used in the business of the Company or any Company Subsidiary, (ii) has any claim or cause of action against the Company or any Company Subsidiary, or (iii) owes any money to, or is owed any money by, the Company or any Company Subsidiary.

Section 3.20. Assets. The Company or the applicable Company Subsidiary is the true and lawful owner, and has good title to, all of the assets (tangible or intangible) owned by the Company and the Company Subsidiaries as set forth in the Financial Statements, free and clear of all Liens other than Permitted Liens.

Section 3.21. Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any Company Subsidiary.

Section 3.22. Warranties. No service or product sold, leased, licensed or delivered by the Company or any Company Subsidiary is subject to any guaranty, warranty, service level agreement, right of return, right of credit or other indemnity that is materially more burdensome on the Company or the Company Subsidiaries than the applicable standard terms and conditions of sale, lease or license of the Company or the appropriate Company Subsidiary.

Section 3.23. Customers. Section 3.23 of the Company Disclosure Letter sets forth a list of the top twenty customers of the Company during the last full fiscal year and the amount of revenues accounted for by such customer during each such period. No such customer has notified the Company within the past year that it will seek any pricing concessions of greater than five percent (5%) of current rates, seek any request for proposal or other competitive bidding arrangements or stop or decrease the rate of buying products or services from the Company or any Company Subsidiary.

Section 3.24. Disclosure. Article III of this Agreement, as modified by the Company Disclosure Letter, does not contain any untrue statement of a material fact or omit a material fact necessary in order to make the statements contained herein not misleading.

Section 3.25. Exclusivity of Representations. The representations and warranties made by the Company in this Article III are the exclusive representations and warranties made by the Company with respect to the Company and the Company Subsidiaries, including the assets of each of them. The Company hereby disclaims any other express or implied representations or warranties with respect to itself or any of its Subsidiaries. Except as expressly set forth herein, the condition of the assets of the Company and the Company Subsidiaries shall be “as is” and “where is” and the Company makes no warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the tangible assets of the Company or any Company Subsidiary or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent. The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking statements of the Company or any of the Company Subsidiaries. It is understood that any Due Diligence Materials made available to Parent or its Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Company or its Affiliates or their respective Representatives. This Section 3.25 shall in no way limit Parent’s rights pursuant to this Agreement or in any action with respect to a claim for fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1. Due Organization, Good Standing and Corporate Power. Each of Parent and Merger Sub is a corporation duly incorporated (or, if not a corporation, duly organized), validly existing and in good standing (or the equivalent thereof) under the laws of the jurisdiction in which it is incorporated (or, if not a corporation, organized) and has the requisite corporate power and authority and all necessary governmental licenses, authorizations, permits, consents and approvals to own, lease and operate its properties and to carry on its business as now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed and in good standing would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent free and clear of any Liens of any kind. Each of Parent and Merger Sub has delivered prior to the date hereof to the Company copies of its certificate of incorporation and by-laws, in each case, as amended and in full force and effect as of the date hereof. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or by-laws.

Section 4.2. Authorization; Noncontravention.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub, the consummation by each of them of the transactions contemplated hereby and the performance by each of them of their respective obligations hereunder have been duly authorized and approved by the boards of directors of Merger Sub and Parent. Except for the approval and adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which shall occur immediately after the execution and delivery of this Agreement), no other corporate action on the part of either of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming that this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and by general equitable principles.

(b) The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with any of the provisions of the certificate of incorporation or by-laws (or comparable documents) of Parent or Merger Sub, in each case as amended to the date of this Agreement, (ii) subject to the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.3, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound or to which any of their respective assets is subject, or (iii) subject to the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.3, contravene any domestic or foreign Law or any Order currently in effect.

Section 4.3. Consents and Approvals. No consent of or filing with any Governmental Entity or any other third party, which has not been received or made, is necessary or required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of any of the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger.

Section 4.4. Broker’s or Finder’s Fee. No agent, broker, Person or firm acting on behalf of Parent or Merger Sub is or shall be entitled to any fee, commission or broker’s or finder’s fees in connection with this Agreement or any of the transactions contemplated hereby from any of the other parties hereto or from any Affiliate of the other parties hereto.

Section 4.5. Merger Sub’s Operations. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations, and has not incurred Liabilities or other obligations of any nature, other than in connection with such transactions.

Section 4.6. Funds. Parent and Merger Sub collectively have and will have on the Closing Date, unrestricted cash on hand and, if necessary, unrestricted cash available to them under credit facilities in place on the date hereof, sufficient to pay the Common Equity Purchase Price, the Preferred Payment, Closing Indebtedness, Company Transaction Expenses, and all other amounts to be paid or repaid by Parent and Merger Sub under this Agreement (whether payable on or after the Closing), and all of Parent’s and Merger Sub’s and their Affiliates’ fees and expenses associated with the transaction contemplated in this Agreement.

Section 4.7. Solvency. Parent and Merger Sub are not entering the transactions contemplated hereby with actual intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to the transactions contemplated hereby, the Surviving Corporation and its Subsidiaries will be Solvent.

Section 4.8. Litigation. There is no action, suit, proceeding at law or in equity, or any arbitration or any administrative or other proceeding by or before any Governmental Entity pending or, to the Knowledge of Parent, threatened, against or affecting Parent or Merger Sub, or any of their respective properties or rights, in each case with respect to the transactions contemplated hereby.

Section 4.9. Contact with Customers and Suppliers. Except as specifically agreed by the Company, none of Parent, Merger Sub or any of their respective employees, agents, representatives, financing sources or Affiliates has, without the prior written consent of the Company, directly or indirectly contacted any officer, director, employee, shareholder, franchise, supplier, distributor, customer or other material business relation of the Company or any of the Company Subsidiaries prior to the Closing for the purposes of discussing the Company or any of the Company Subsidiaries in connection with the transactions contemplated hereby.

Section 4.10. Investment Intent.

(a) Parent is acquiring the Shares for its own account, for investment purposes only and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributions or selling the Common Shares, in violation of the federal securities Laws or any applicable foreign or state securities Law.

(b) Parent qualifies as an “accredited investor”, as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

(c) Parent understands that the acquisition of the Shares to be acquired by it pursuant to the terms of this Agreement involves substantial risk. Parent and its officers have experience as an investor in securities and equity interests of companies such as the ones being transferred pursuant to this Agreement, and Parent can bear the economic risk of its investment (which may be for an indefinite period) and has such knowledge and experience in financial or business matters that Parent is capable of evaluating the merits and risks of its investment in the Shares to be acquired by it pursuant to the transactions contemplated hereby.

(d) Parent understands that the Shares to be acquired by it pursuant to this Agreement have not been registered under the Securities Act. Parent acknowledges that such securities may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of applicable state securities Laws or pursuant to an applicable exemption therefrom. Parent acknowledges that there is no public market for the Shares and that there can be no assurance that a public market will develop.

Section 4.11. Investigation by Parent and Merger Sub; Company’s Liability. Parent and Merger Sub have conducted their own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company and the Company Subsidiaries, which investigation, review and analysis was conducted by Parent, Merger Sub and their respective Affiliates and, to the extent Parent and Merger Sub deemed appropriate, by Parent and Merger Sub’s respective Representatives. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Company or any of the Company’s representatives (except the specific representations and warranties of the Company set forth in Article III), and each of Parent and Merger Sub acknowledge and agree, to the fullest extent permitted by Law, that:

(a) none of the Company, any of the Company Subsidiaries or any of their respective Representatives, Affiliates, or any other Person makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of (i) any of the information set forth in management presentations relating to the Company or the Company Subsidiaries made available to Parent, its Affiliates or its Representatives, in materials made available, including in any “data room” (virtual or otherwise), including any cost estimates delivered or made available, financial projections or other projections, in presentations by the management of the Company or any Company Subsidiary, in “break-out” discussions, in responses to questions submitted by or on behalf of Parent, its Affiliates or its Representatives, whether orally or in writing, in materials prepared by or on behalf of the Company, or in any other form (such information, collectively, “Due Diligence Materials”), (ii) any information delivered or made available pursuant to Section 5.1(a) or (iii) the pro-forma financial information, projections or other forward-looking statements of the Company or any of the Company Subsidiaries, in each case in expectation or furtherance of the transactions contemplated by this Agreement;

(b) none of the Company, any of the Company Subsidiaries or any of their respective Representatives, Affiliates, or any other Person shall have any liability or responsibility whatsoever to Parent, Merger Sub or their respective Representatives or Affiliates on any basis (including in contract, tort or equity, under federal or state securities laws or otherwise) based upon any Due Diligence Materials made available to Parent, Merger Sub or their respective Representatives or Affiliates;

(c) without limiting the generality of the foregoing, the Company makes no representation or warranty regarding any third party beneficiary rights or other rights which Parent or Merger Sub might claim under any studies, reports, tests or analyses prepared by any third parties for the Company or any of its Affiliates, even if the same were made available for review by Parent, Merger Sub or their respective Representatives; and

(d) without limiting the generality of the forgoing, Parent and Merger Sub expressly acknowledge and agree that none of the documents, information or other materials provided to them at any time or in any format by the Company or any or its Affiliates or Representatives constitute legal advice, and Parent or Merger Sub (i) waive all rights to assert that it received any legal advice from the Company, any of its Affiliates, or any of their respective Representatives, or that it had any sort of attorney-client relationship with any of such Persons, and (ii) agrees to indemnify and hold harmless the Company, its Affiliates, and each of their respective Representatives and counsel against any such assertion made by or on behalf of any of Parent’s Affiliates.

Section 4.12. Exclusivity of Representations. The representations and warranties made by Parent and Merger Sub in this Article IV are the exclusive representations and warranties made by Parent and Merger Sub. Each of Parent and Merger Sub hereby disclaims any other express or implied representations or warranties with respect to itself.

ARTICLE V

COVENANTS

Section 5.1. Access to Information Concerning Properties and Records. (a) During the period commencing on the date hereof and ending on the earlier of (i) the date on which the Effective Time occurs and (ii) the date on which this Agreement is terminated pursuant to Section 7.1, the Company shall, and shall cause each of the Company Subsidiaries to, upon reasonable notice, afford Parent and Merger Sub and their respective Representatives, reasonable access during normal business hours to the officers, directors, employees, accountants, properties, books and records of the Company and the Company Subsidiaries and, during such period, the Company shall furnish promptly to Parent and Merger Sub all information concerning its or the Company Subsidiaries’ business, properties and personnel as Parent and Merger Sub may reasonably request; provided, that the Company may restrict the foregoing access to the extent that any Law applicable to the Company requires it or the Company Subsidiaries to restrict access to any of its business, properties, information or personnel; and provided, further, that such access shall not unreasonably disrupt the operations of the Company or any of the Company Subsidiaries. The Company and/or its Subsidiaries shall not be required to (A) provide any information or access that would violate applicable Law, or Order (B) conduct, or permit Parent, Merger Sub or any of their Representatives to conduct any environmental site assessment, or soil or groundwater investigation relating to any real property leased to the Company and/or its Subsidiaries.

(b) Nothing contained in this Agreement shall be construed to give to Parent or Merger Sub, directly or indirectly, rights to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and the Company Subsidiaries’ operations.

(c) Parent and Merger Sub hereby agree that they are not authorized to and shall not (and shall not permit any of their respective Representatives or financing sources) contact any competitor, supplier, distributor, customer, agent or representative of the Company or any Company Subsidiary about or in connection with the Company or the Company Subsidiaries, this Agreement or the transactions contemplated hereby prior to the Closing, except in accordance with procedures agreed upon in writing by the Company, Parent and Merger Sub.

Section 5.2. Confidentiality. Information obtained by Parent, Merger Sub and their Representatives in connection with the transactions contemplated by this Agreement shall be subject to the provisions of the Confidentiality Agreement by and between the Company and Parent, dated January 6, 2011 (the “Confidentiality Agreement”). The terms of the Confidentiality Agreement shall survive the termination of this Agreement and continue in full force and effect thereafter and the Confidentiality Agreement shall not be modified, waived or amended without the written consent of the Company.

Section 5.3. Conduct of the Business of the Company Pending the Closing Date.

(a) The Company agrees that, except as (i) set forth in Section 5.3 of the Company Disclosure Letter, or (ii) required by Law or by any Contract listed in the Company Disclosure Letter to which the Company or any of the Company Subsidiaries is a party as of the date of this Agreement, during the period commencing on the date hereof and ending at the earlier of (A) the Effective Time and (B) termination of this Agreement pursuant to Section 7.1:

(1) the Company shall and shall cause each of the Company Subsidiaries to conduct their respective operations only in the ordinary course of business consistent with past practice, including by:

(I) maintaining all of its material properties in customary repair, order and condition, reasonable wear and tear excepted;

(II) complying in all material respects with all applicable Laws;

(III) using its commercially reasonable efforts to preserve the goodwill and organization of the Company’s and the Company Subsidiaries’ businesses and their relationships with its customers, suppliers, and employees; and

(2) The Company shall not, and shall cause each Company Subsidiary not to, effect any of the following without the prior written consent of Parent:

(I) make any change in or amendment to its certificate of incorporation or its by-laws (or comparable governing documents);

(II) issue or sell, or authorize to issue or sell, any shares of its capital stock or any other ownership interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock or any other ownership interests, as applicable, except for the issuance by the Company of Common Shares pursuant to the terms of any Options;

(III) split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities, as applicable, except for the acquisition of Options from holders of Options in full or partial payment of the exercise price payable by such holder upon exercise of Options;

(IV) other than in the ordinary course of business consistent with past practice, acquire, sell, lease, license or otherwise dispose of any of its properties or assets (including any shares or other equity interests in or securities of any Company Subsidiary);

(V) amend or terminate any Material Contract, enter into a Contract which, had it been entered into prior to the date hereof, would have been a Material Contract or take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any Material Contract;

(VI) (1) incur any Indebtedness, other than short-term Indebtedness or letters of credit incurred in the ordinary course of business or borrowings under existing credit facilities set forth on Section 3.15 of the Company Disclosure Letter (all of which shall constitute Closing Indebtedness), (2) make any loans or advances to any other Person, other than loans and advances to employees consistent with past practice or (3) or make any capital contributions to, or investments in, any other Person (other than a Company Subsidiary);

(VII) hire any new officers or (except in the ordinary course of business) any new employees, modify the employment terms of its officers or employees, generally or individually, or grant or agree to grant to any officer or employee of the Company or any of the Company Subsidiaries any increase in wages or bonus, severance, profit sharing, retirement, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Employee Benefit Plans, except (1) as may be required under applicable Law, (2) pursuant to the Employee Benefit Plans of the Company or any of the Company Subsidiaries in effect on the date hereof, (3) in the case of employees who are not Affiliates, for normal increases in wages in the ordinary course of business, or (4) pursuant to the terms of any employment, retention, change-of-control or similar type Contract existing as of the date hereof and listed in the Company Disclosure Letter;

(VIII) make or change any Tax election not required by Law, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, surrender any right to claim a refund of Taxes, settle or compromise any Tax liability, claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(IX) waive any rights of substantial value or cancel or forgive any material Indebtedness owed to the Company or any of the Company Subsidiaries, other than Indebtedness of the Company owed to a Subsidiary of the Company or Indebtedness of a Subsidiary of the Company owed to the Company or another Subsidiary of the Company;

(X) except as may be required by Law or under GAAP, make any change in its methods, principles and practices of accounting, including tax accounting policies and procedures;

(XI) acquire any capital stock or other equity interest, or all or substantially all of the assets of any Person;

(XII) declare, set aside or pay any dividend or other distribution (other than a dividend payable solely in cash) in respect of its capital stock;

(XIII) mortgage or pledge any of its property or assets or subject any such property or assets to any Lien (other than a Permitted Lien);

(XIV) make or commit to make any capital expenditure in excess of $50,000;

(XV) institute or settle any legal proceeding;

(XVI) take any action or fail to take any action permitted by this Agreement with the Knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Company set forth in this Agreement becoming untrue or (ii) any of the conditions to the Merger set forth in Article VI not being satisfied; or

(XVII) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.3.

(b) The Company and the Company Subsidiaries shall be permitted to maintain through the Closing Date the cash management systems of the Company and the Company Subsidiaries, maintain the cash management procedures as currently conducted by the Company and the Company Subsidiaries, and periodically settle intercompany balances consistent with past practices (including through dividends and capital contributions and all such intercompany balances shall be settled at the Closing in accordance with their terms). The Company and the Company Subsidiaries are allowed to dividend all or any portion of Cash and Cash Equivalents of the Company and the Company Subsidiaries to Preferred Stockholders immediately prior to Closing.

Section 5.4. Supplemental Information. The Company may, from time to time prior to or at the Closing, by notice in accordance with the terms of this Agreement, supplement or amend the Company Disclosure Letter, including one or more supplements or amendments to correct any matter which would constitute a breach of any representation, warranty, agreement or covenant contained herein (a “Supplemental Disclosure”). From time to time prior to the Closing, the Company will promptly disclose in writing to Parent any matter hereafter arising which, if existing, occurring or known at the date of this Agreement would render inaccurate any of the representations, warranties or statements set forth in Article III hereof. If the Supplemental Disclosure relating to the Company’s representations and warranties reflects events or circumstances that occurred prior to the date hereof, subject to Article VIII, Parent shall be entitled to indemnification for such events or circumstances notwithstanding the disclosure thereof, but the corresponding representation and warranty shall be deemed to be correct for purposes of Section 6.2(b). If the Supplemental Disclosure reflects events or circumstances that occurred after the date hereof and prior to Closing, Parent shall have five (5) days following such Supplemental Disclosure to review the information and facts so disclosed. In the event that such new circumstances or events in the Supplemental Disclosure would reasonably be expected to cause a Material Adverse Effect on the Company since the date of this Agreement, Parent may deliver to the Company a notice setting forth in reasonable detail the basis for such conclusion and its election to terminate its obligations under this Agreement no later than 5:00 p.m. Eastern Time on the earlier of (a) the fifth (5th) calendar day following the date of such disclosure or (b) the Closing Date. In the event that Parent does not have the right or for any reason does not terminate this Agreement pursuant to this Section 5.4 prior to the Closing Date, then (i) the Company’s representations and warranties shall be deemed to be true and correct for purposes Section 6.2(b) and the events disclosed in the Supplemental Disclosure shall be deemed not to be a Material Adverse Effect for purposes of Section 6.2(c), but (ii) Parent shall be entitled to indemnification for such Supplemental Disclosure pursuant to Article VIII.

Section 5.5. Reasonable Best Efforts. (a) Subject to the terms and conditions set forth herein and to applicable legal requirements, each of the Company, Parent and Merger Sub shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all necessary action, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VI. The Company shall use its reasonable best efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities and other Persons, and shall effect all registrations, filings and notices with or to Governmental Entities, as are listed or required to be listed in Section 3.4 of the Company Disclosure Letter and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement.

(b) As expeditiously as possible following the execution of this Agreement, and in any event within two (2) hours after the execution of this Agreement, the Company shall use reasonable best efforts to secure and cause to be filed with the Company consents from Stockholders necessary to secure the Requisite Stockholder Approval. As expeditiously as possible following the receipt of the Requisite Stockholder Approval, the Company shall deliver to Parent a certificate executed on behalf of the Company by its Secretary and certifying that the Requisite Stockholder Approval has been obtained. The Company shall also send, pursuant to Sections 228 and 262(d) of the DGCL, a written notice to all stockholders of the Company that did not execute such written consent informing them that this Agreement and the Merger were adopted and approved by the stockholders of the Company and shall promptly inform Parent of the date on which such notice was sent.

Section 5.6. Exclusive Dealing.

(a) During the period from the date of this Agreement until the earlier of (i) the date this Agreement is terminated in accordance with its terms and (ii) the Closing Date, the Company shall not, and shall direct its Affiliates and its and their respective Representatives to refrain from taking any action to, directly or indirectly, knowingly encourage, initiate, solicit or engage in negotiations with, or provide any confidential information to, any Person, other than Parent or Merger Sub (and their Affiliates and Representatives), concerning any purchase of any capital stock or any material asset of the Company or any of the Company Subsidiaries (other than in connection with the exercise of any Options outstanding on the date hereof) or any merger, recapitalization or similar transaction involving the Company or any of the Company Subsidiaries.

(b) Immediately following the execution of this Agreement, the Company shall, and shall cause each of the Company Subsidiaries, and shall direct each of their respective Representatives to terminate any existing discussions or negotiations with any Persons, other than Parent or Merger Sub (and their respective Affiliates and Representatives), concerning any purchase of any capital stock or any material asset of the Company or any of the Company Subsidiaries (other than in connection with the exercise of any Options outstanding on the date hereof) or any merger, recapitalization or similar transaction involving the Company or any of the Company Subsidiaries.

Section 5.7. Indemnity; Directors’ and Officers’ Insurance; Fiduciary and Employee Benefit Insurance. (a) Parent agrees to cause the Surviving Corporation to ensure that all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of the Company or any of the Company Subsidiaries or who, at the request of the Company or any of the Company Subsidiaries, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) as provided in the respective governing documents and indemnification agreements to which the Company or any of the Company Subsidiaries is a party as of the date of this Agreement, shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and the provisions with respect to indemnification and limitations on liability set forth in such charters and by-laws shall not be amended, repealed or otherwise modified; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of judgment in any Action or investigation or threatened Action or investigation without the written consent of such Indemnified Person, such consent not to be unreasonably withheld, conditioned or delayed.

(b) The obligations of Parent and the Surviving Corporation under this Section 5.7 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 5.7 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.7 applies shall be third-party beneficiaries of this Section 5.7, each of whom may enforce the provisions of this Section 5.7).

Section 5.8. Public Announcements. Parent, Merger Sub and the Company each agree to (a) consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, (b) provide to the other party for review a copy of any such press release or public statement and (c) not issue any such press release or make any such public statement prior to such consultation and review and the receipt of the prior written consent of the other parties to this Agreement, in each case unless required by applicable Law or stock exchange requirement.

Section 5.9. Notification of Certain Matters. Parent, on the one hand, and the Company, on the other hand, shall use their respective commercially reasonable efforts to promptly notify each other of any material actions, suits, claims or proceedings in connection with the transactions contemplated by this Agreement commenced or, to the knowledge of Parent and/or Merger Sub or the Knowledge of the Company, threatened against the Company, any of the Company Subsidiaries, Parent and/or Merger Sub, as the case may be.

Section 5.10. Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.11. Transfer Taxes. Except as set forth in this Section 5.11, all stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or any other transaction contemplated hereby (collectively, the “Transfer Taxes”) shall be paid by Merger Sub or the Surviving Corporation after the Effective Time, and Parent shall cause Merger Sub or the Surviving Corporation, as the case may be, to, at its own expense, procure any stock transfer stamps required by, and properly file on a timely basis all necessary tax returns and other documentation with respect to, any of the Transfer Taxes. If, however, payment of the Common Per Share Amount is to be made to any Person other than the registered holder(s), or if surrendered certificates are registered in the name of any Person other than the Person(s) signing the stock powers, the Common Stockholder requesting such transfer shall pay any Transfer Taxes or other taxes payable on account of the transfer to such Person or establish to the satisfaction of Parent or the Surviving Corporation that such taxes have been paid or are not required to be paid.

Section 5.12. Preservation of Records.

(a) For a period of three (3) years after the Closing Date or such other longer period required as by applicable Law (the “Retention Period”), Parent shall preserve and retain all corporate, accounting, Tax, legal, auditing, human resources and other books and records of the Surviving Corporation and each of its Subsidiaries (including (i) any documents relating to any governmental or non-governmental claims, actions, suits, proceedings or investigations and (ii) all Tax Returns, schedules, work papers and other material records or other documents relating to Taxes of the Surviving Corporation) relating to the conduct of the business and operations of the Surviving Corporation and its Subsidiaries prior to the Closing Date. During the Retention Period, Parent may dispose of any such books and records which are offered to, but not accepted by, Stockholders’ Representative. If at any time after the Retention Period Parent intends to dispose of any such books and records, Parent shall not do so without first offering such books and records to Stockholders’ Representative.

(b) In the event and for so long as Parent, the Surviving Corporation, its Subsidiaries or Stockholders’ Representative are actively contesting or defending against any Third Party Claim or any suit, proceeding, hearing, investigation, charge, complaint, claim, or demand of any Governmental Entity in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company or any of the Company Subsidiaries, each of the other parties shall cooperate with it and its counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be necessary or reasonably requested in connection with the defense or contest, all at the sole cost and expense of the contesting or defending party.

Section 5.13. Resignation of Officers and Directors. The Company shall cause each officer, each member of the Board and each member of the boards of directors of the Company Subsidiaries to tender his resignation from such position effective immediately prior to the Effective Time. No such resignation of an officer of the Company or the Company Subsidiaries shall be deemed a voluntary resignation for purposes of any employment agreements and will not terminate, reduce or modify any severance or other rights thereunder.

Section 5.14. Conflicts; Privileges. It is acknowledged by each of the parties hereto that the Company and the Stockholders’ Representative have retained White & Case LLP (“W&C”) to act as their counsel in connection with the transactions contemplated hereby and that W&C has not acted as counsel for any other Person in connection with the transactions contemplated hereby and that no other party to this Agreement or Person has the status of a client of W&C for conflict of interest or any other purposes as a result thereof. Parent hereby agrees that, in the event that a dispute arises between Parent or any of its Affiliates (including Merger Sub and, after the Closing, the Company and the Company Subsidiaries and any of their Affiliates) and any Equityholder or any of their Affiliates (including, prior to the Closing, the Company or any Company Subsidiary), W&C may represent such Equityholder or any such Affiliate (including the Stockholders’ Representative) in such dispute even though the interests of such Equityholder or such Affiliate may be directly adverse to Parent or any of its Affiliates (including Merger Sub and, after the Closing, the Surviving Corporation or any Company Subsidiary), and even though W&C may have represented the Company or a Company Subsidiary in a matter substantially related to such dispute, or may be handling ongoing matters for Parent, the Company or a Company Subsidiary, and Parent and the Company hereby waive, on behalf of themselves and each of their Affiliates, (i) any claim they have or may have that W&C has a conflict of interest in connection with or is otherwise prohibited from engaging in such representation, (ii) agree that, in the event that a dispute arises after the Closing between Parent or any of its Affiliates (including Merger Sub and, after the Closing, the Company or the Company Subsidiaries) and the Company, any Company Subsidiary, any Equityholder or the Stockholders’ Representative, W&C may represent any such party in such dispute even though the interest of any such party may be directly adverse to Parent or any of its Affiliates (including Merger Sub and, after the Closing, the Company or the Company Subsidiaries), the Company or any Company Subsidiary and even though W&C may have represented the Company or the Company Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Parent, the Company or the Company Subsidiaries. Parent further agrees that, as to all communications among W&C, the Company, the Company Subsidiaries, any Equityholder and the Stockholders’ Representative that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to such Equityholder and/or the Stockholders’ Representative and may be controlled by such Equityholder and shall not pass to or be claimed by Parent, the Company or the Company Subsidiaries. Parent agrees to take, and to cause its Affiliates to take, all steps necessary to implement the intent of this Section 5.14. The Equityholders, Parent and the Stockholders’ Representative further agree that W&C and its partners and employees are third-party beneficiaries of this Section 5.14.

Section 5.15. Compliance with WARN Act and Similar Statutes. Parent shall not, at any time within ninety (90) days after the Closing Date, effectuate or cause to be effectuated (a) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (b) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company; and/or, in the case of clauses (a) and (b), any similar action under any comparable Law requiring notice to employees in the event of a plant closing, mass layoff or other action triggering statutory notice requirements. Parent shall indemnify and hold harmless the Common Equityholders with respect to any liability under the WARN Act (and any comparable Law requiring notice to employees) arising or resulting, in whole or in part, from any actions taken by Parent on or after the Closing Date.

Section 5.16. 280G Matters. Prior to the Closing Date, the Company shall submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder, the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by such “disqualified individual” shall be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code). Such vote shall establish the disqualified individual’s right to the payment or other compensation and the Company shall obtain any required waivers or consents from the disqualified individual prior to the vote. In addition, the Company shall provide adequate disclosure to Company stockholders that hold voting Company stock of all material facts concerning all payments to any such disqualified individual that, but for such vote, could be deemed “parachute payments” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. Parent and its counsel shall have the right to review and comment on all documents required to be delivered to the Company stockholders in connection with such vote and any required disqualified individual waivers or consents and Parent and its counsel shall be provided copies of all vote documents executed by the stockholders and disqualified individuals.

Section 5.17. Termination of 401(k) Plan. If so requested by Parent, the Company shall terminate any Company 401(k) Plan effective as of the day prior to Closing.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1. Conditions to the Obligations of Each Party. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver by Parent, Merger Sub or the Company, as appropriate, at or before the Closing Date, of each of the following conditions:

(a) Injunctions; Illegality. No court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Merger.

(b) Escrow Agreement. The Escrow Agent shall have executed and delivered to each of the Stockholders’ Representative and Parent a duly executed counterpart of the Escrow Agreement.

(c) Stockholder Approval. This Agreement and the Merger shall have been adopted by Stockholders holding not less than ninety percent (90%) of the outstanding Common Shares on an as-converted to common basis.

Section 6.2. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following further conditions:

(a) Performance. All of the material agreements and covenants of the Company to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b) Representations and Warranties. The representations and warranties of the Company contained in Article III (i) that are qualified by materiality or Material Adverse Effect shall continue to be true and correct in all respects and (ii) that are not qualified by materiality or Material Adverse Effect shall continue to be true and correct in all material respects, in each case, at and as of the date hereof (other than those made at and as of a specified date, which shall be true and correct in all respects, or all material respects, as applicable, at and as of such specified date).

(c) No Material Adverse Effect. Since the date hereof, there shall not have occurred a Material Adverse Effect.

(d) No Actions. No Action shall be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation.

Section 6.3. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following further conditions:

(a) Performance. All of the material agreements and covenants of Parent and Merger Sub to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in Article IV (i) that are qualified by materiality or Material Adverse Effect shall continue to be true and correct in all respects and (ii) that are not qualified by materiality or Material Adverse Effect shall continue to be true and correct in all material respects, in each case, at and as of the date hereof (other than those made at and as of a specified date, which shall be true and correct in all respects or all material respects, as applicable, at and as of such specified date).

(c) No Actions. No Action shall be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation.

Section 6.4. Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or such party’s failure to use its reasonable best efforts to cause the Closing to occur, as required by Sections 5.5.

ARTICLE VII

TERMINATION AND ABANDONMENT

Section 7.1. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time:

(a) by mutual written consent of the Company and Parent;

(b) by either Parent, on the one hand, or the Company, on the other hand, if:

(i) any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Merger; provided, that the party seeking to terminate pursuant to this Section 7.1(b)(i) shall have complied with its obligations, if any, under Section 5.5 in connection with such Law or Order; or

(ii) the Effective Time shall not have occurred on or prior to April 2, 2011 (the “End Date”); provided, that neither Parent nor the Company may terminate this Agreement pursuant to this Section 7.1(b)(ii) if such party is in breach of this Agreement; and provided further, that if the Effective Time did not occur prior to April 2, 2011 because of a failure of a condition precedent, then the parties shall have five days to cure such failure (so that the representations, and warranties are accurate as of the date thereof) and the End Date shall be extended to April 7, 2011.

(c) by the Company, if: (i) any of the representations and warranties of Parent or Merger Sub contained in Article IV (A) that are qualified by materiality or Material Adverse Effect shall fail to be true and correct and (B) that are not qualified by materiality or Material Adverse Effect shall fail to be true and correct in all material respects in each case, as of the date hereof, or (ii) there shall be a breach by Parent or Merger Sub of any covenant or agreement of Parent or Merger Sub in this Agreement that, in either case, (1) would result in the failure of a condition set forth in Section 6.3(a) or 6.3(b) and (2) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (x) the thirtieth (30th) day after written notice thereof is given by the Company to Parent and (y) the day that is five (5) Business Days prior to the End Date; provided, that the Company may not terminate this Agreement pursuant to this Section 7.1(c) if the Company is in breach of this Agreement;

(d) by Parent, if: (i) any of the representations and warranties of the Company contained in Article III (A) that are qualified by materiality or Material Adverse Effect shall fail to be true and correct and (B) that are not qualified by materiality or Material Adverse Effect shall fail to be true and correct in all material respects, in each case, as of the date hereof, or (ii) there shall be a breach by the Company of any covenant or agreement of the Company in this Agreement that, in either case, (1) would result in the failure of a condition set forth in Section 6.2(a) or 6.2(b) and (2) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (x) the thirtieth (30th) day after written notice thereof is given by Parent to the Company and (y) the day that is five (5) Business Days prior to the End Date; provided, that Parent may not terminate this Agreement pursuant to this Section 7.1(d) if Parent or Merger Sub is in breach of this Agreement; or

(e) by Parent pursuant to Section 5.4.

Section 7.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1 by Parent, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect, and there shall be no liability hereunder on the part of Parent, Merger Sub or the Company, except that Sections 5.2, 5.14, Article IX, and this Section 7.2 shall survive any termination of this Agreement. Nothing in this Section 7.2 shall (i) relieve or release any party to this Agreement of any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) arising out of such party’s material breach of any provision of this Agreement or (ii) impair the right of any party hereto to compel specific performance by the other party or parties, as the case may be, of such party’s obligations under this Agreement.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

Section 8.1. Survival of Representations and Warranties.

(a) The respective representations and warranties of the Company, Parent and Merger Sub contained in Articles III and IV and any obligation of a party hereto to indemnify the other party in respect of any breach of any covenant or agreement required to be performed or complied with prior to the Closing (each, a “Pre-Closing Covenant”) shall survive the Merger solely for the purpose of Sections 8.2 and 8.3 until the date that is twelve (12) months from the Closing Date, except that (i) the representations and warranties set forth in the second sentence of Section 3.1 and in Sections 3.2(a), 3.3, 4.1 and 4.2(a) shall survive the Closing without limitation and (ii) the representations and warranties set forth in Sections 3.10, 3.12, 3.14 and 4.4 shall survive until 30 days following expiration of all statutes of limitation applicable to the matters referred to therein. All covenants to be performed or complied with after the Closing shall survive in accordance with their terms.

(b) Neither Parent nor the Equityholders shall have any liability whatsoever with respect to any representation and warranty or Pre-Closing Covenant, as the case may be, unless an Indemnified Party delivers to an Indemnifying Party, before expiration of a representation, warranty or Pre-Closing Covenant, a Claim Certificate based upon a breach of such representation, warranty or Pre-Closing Covenant, then the applicable representation, warranty or Pre-Closing Covenant shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such Claim Certificate. The rights to indemnification set forth in this Article VIII shall not be affected by any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the date of this Agreement or the Closing Date (including through supplements to the Company Disclosure Letter), with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder.

Section 8.2. Indemnification of Parent Indemnitees. Subject to the other provisions of this Article VIII, from and after the Closing, Parent, the Surviving Corporation and each of their respective officers and directors (the “Parent Indemnitees”) shall be indemnified and held harmless solely and exclusively from the Escrow Fund for any Losses incurred by them as a result of:

(a) any failure of any representation or warranty made by the Company contained in Article III of this Agreement to be true and correct on and as of the Closing Date including;

(b) any Supplemental Disclosure;

(c) any breach of any covenant or agreement by the Company contained in this Agreement; or

(d) any claim by a stockholder or former stockholder of the Company, or any other Person seeking to assert, or based upon: (i) ownership or rights to ownership of any shares of stock of the Company; (ii) any rights of a stockholder (other than the right to receive the consideration payable pursuant to this Agreement or appraisal rights under the applicable provisions of the DGCL), including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the certificate of incorporation or by-laws of the Company; or (iv) any claim that his, her or its shares were wrongfully repurchased by the Company.

Section 8.3. Indemnification by Parent. Subject to the limitations set forth in this Article VIII, from and after the Closing, Parent agrees to and shall indemnify the Common Equityholders and each of their respective officers and directors (the “Company Indemnitees”) and save and hold each of them harmless against any Losses incurred by them as a result of:

(a) any failure of any representation or warranty made by Parent or Merger Sub in Article IV of this Agreement to be true and correct on and as of the Closing Date; and

(b) any breach of any covenant or agreement by Parent or Merger Sub under this Agreement.

Section 8.4. Limitation on Indemnification; Mitigation.

(a) Except in the case of fraud by the Equityholders relating to this Agreement, (i) neither the Parent Indemnitees nor the Company Indemnitees shall be indemnified for any claim for indemnification pursuant to Section 8.2(a) and (b) or 8.3(a), as the case may be, unless and until the aggregate amount of Losses which may be recovered by the Parent Indemnitees (as a group) or the Company Indemnitees (as a group), as the case may be, equals or exceeds Four Hundred Eighty Thousand Dollars ($480,000) (the “Deductible”), in which case the Parent Indemnitees (as a group) or the Company Indemnitees (as a group), as the case may be, shall be entitled to recover the aggregate amount of Losses in excess of the Deductible and (ii) the maximum aggregate amount of indemnifiable Losses that may be recovered for indemnification under this Agreement shall be an amount equal to the Escrow Amount; provided, however, that (A) the limitations set forth in Section 8.4(a)(i) shall not apply to Losses incurred by (1) any Parent Indemnitee in connection with or arising from any breach of any representation or warranty of the Company in the second sentence of Section 3.1 or Sections 3.2(a), 3.3, 3.10, 3.12, or 3.14 and (2) any Company Indemnitees in connection with or arising from any breach of any representation or warranty of Parent or Merger Sub in Sections 4.1, 4.2(a) or 4.4, and (B) the limitations set forth in Section 8.4(a)(ii) shall not apply to any Losses resulting from a breach of the Company’s representations and warranties in Sections 3.2(a) or 3.3 (the “Fundamental Reps”) or the Parent’s representations and warranties in Section 4.2(a) or 4.4. Solely for purposes of this Article VIII, all representations and warranties of the Company in Article III (other than Sections 3.6 and 3.24) shall be construed as if the term “material” and any reference to “Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties.

(b) Parent shall take and shall cause its Affiliates (including the Surviving Corporation) to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Loss. No Common Equityholder shall have any right of contribution against the Company or the Surviving Corporation with respect to any breach by the Company of any of its representations, warranties, covenants or agreements.

(c) Parent and Merger Sub acknowledge and agree that no portion of the consideration paid hereunder is attributable to the Company’s net operating losses, and correspondingly, (i) no representation or warranty is made as to the amount of the Company’s net operating losses, and (ii) Parent and Merger Sub only shall have Losses (and any right to indemnification) as a result of a breach of a representation or warranty with respect to Taxes to the extent that the Company is required to pay additional cash Taxes or additional cash Losses for a taxable period (or portion thereof) ending on or prior to the Closing Date.

Section 8.5. Losses Net of Insurance, Etc. The amount of any Loss for which indemnification is provided under Section 8.2 or 8.3 shall be net of (a) any amounts actually recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party and (b) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Loss (each source of recovery referred to in clauses (a) and (b), a “Collateral Source”), in each case, after the costs incurred by the Indemnified Party in the collection of such amounts. Additionally, Parent’s and Merger Sub’s Losses (i) shall be net of any accruals or reserves to the extent accrued for in the Financial Statements or in the Final Closing Date Working Capital calculation, and (ii) shall not be duplicative of (A) any amount to the extent included as a liability in the Final Closing Date Working Capital or (B) any adjustment included in the calculation of Closing Date Working Capital or that was the subject of a dispute as to the Closing Date Working Capital. If the amount to be netted hereunder in connection with a Collateral Source from any payment required under Section 8.2 or 8.3 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party to this Article VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such determination been made at the time of such payment (or in the case where the Indemnified Party is a Parent Indemnitee, the Indemnified Party shall promptly deposit such amount with the Escrow Agent, such amount to be held pursuant to the terms of the Escrow Agreement and shall become part of the Escrow Fund thereunder), and any excess recovery from a Collateral Source shall be applied to reduce any future payments to be made by the Indemnifying Party pursuant to Section 8.2 or 8.3.

Section 8.6. Indemnification Procedure. (a) Promptly after the incurrence of any Losses by any Person entitled to indemnification pursuant to Section 8.2 or 8.3 hereof (an “Indemnified Party”), including, any claim by a third party described in Section 8.7, which might give rise to indemnification hereunder, if the Indemnified Party is (x) a Parent Indemnitee, it shall deliver to the Stockholders’ Representative, or (y) a Company Indemnitee, it shall deliver to Parent (the Stockholders’ Representative or Parent, as the case may be, the “Indemnifying Party”), a certificate (a “Claim Certificate”), which Claim Certificate shall:

(i) state that the Indemnified Party has paid or anticipates it will incur liability for Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and

(ii) specify in reasonable detail the basis for such claim (to the extent then known by the Indemnified Party).

(b) In the event that the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, the Indemnifying Party shall, within forty-five (45) days after receipt by the Indemnifying Party of such Claim Certificate, deliver to the Indemnified Party a notice to such effect, specifying in reasonable detail the basis for such objection, and the Indemnifying Party and the Indemnified Party shall, within the sixty (60) day period beginning on the date of receipt by the Indemnified Party of such objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Indemnifying Party shall have so objected. If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement. Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular item or items or amount or amounts within such time period, then the Indemnified Party shall be permitted to submit such dispute to a court of competent jurisdiction as set forth in Section 9.10.

(c) Claims for Losses specified in any Claim Certificate to which an Indemnifying Party shall not object in writing within forty-five (45) days of receipt of such Claim Certificate, claims for Losses covered by a memorandum of agreement of the nature described in Section 8.6(b), and claims for Losses the validity and amount of which have been the subject of judicial determination as described in Section 8.6(b) or shall have been settled with the consent of the Indemnifying Party, as described in Section 8.7, are hereinafter referred to, collectively, as “Agreed Claims.” Within ten (10) Business Days of the determination of the amount of any Agreed Claim, if the Indemnifying Party is (x) Parent, it shall pay to the Indemnified Party an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party in a notice to the Indemnifying Party not less than two (2) Business Days prior to such payment, or (y) the Stockholders’ Representative, Parent and Stockholders’ Representative shall execute and deliver to the Escrow Agent a joint written instruction instructing the Escrow Agent to pay to the Indemnified Party an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated by Parent in such joint written instruction.

Section 8.7. Third-Party Claims. (a) If a claim by a third party is made against any Indemnified Party with respect to which the Indemnified Party intends to seek indemnification hereunder for any Loss under this Article VIII, the Indemnified Party shall promptly notify the Indemnifying Party of such claim; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure. The Indemnifying Party shall have the right, but not the obligation, to conduct and control any third-party claim, action, suit or proceeding (a “Third-Party Claim”) on the terms hereinafter provided. Within 20 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Indemnifying Party may only assume control of such defense if the ad damnum (if an amount is specified in the claim) is less than or equal to 150% of the amount of Losses for which the Indemnifying Party is liable under this Article VIII, provided that if no specific amount of damages is alleged in the Third-Party Claim, the Indemnifying Party shall have the right to assume such defense, and (ii) the Indemnifying Party may not assume control of the defense of a Third Party Claim involving criminal liability or in which equitable relief (other than equitable relief in which the claimant is seeking monetary damages only) is sought against the Indemnified Party. If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Claim, the Indemnified Party shall control such defense. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Claim shall be considered Losses for purposes of this Agreement if (1) the Indemnified Party controls the defense of such Third Party Claim pursuant to the terms of this Section 8.7(a) or (2) the Indemnifying Party assumes control of such defense and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Claim. The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(b) The parties hereto shall cooperate in the defense or prosecution of any Third-Party Claim, with such cooperation to include (i) the retention and the provision of the Indemnified Party’s records and information that are reasonably relevant to such Third-Party Claim, and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

Section 8.8. No Recourse Against Common Equityholders or Stockholders’ Representative. Parent hereby acknowledges and agrees the Parent Indemnitees sole recourse for all claims for under this Agreement after the Closing shall be the limited to recoveries from the Escrow Fund and that no Parent Indemnitee shall have any recourse against any Common Equityholder, the Stockholders’ Representative or any of their respective Representatives for any claims arising under this Agreement after the Closing, except that Parent shall have the right to pursue Claims against the Common Equityholders on a pro rata basis if the Common Equityholders’ representations relating to authority and capitalization (which shall mirror Sections 3.2(a) and 3.3) are untrue or incorrect in their letters of transmittal.

Section 8.9. Sole Remedy/Waiver. Except as set forth in Section 9.12, the parties hereto acknowledge and agree that, in the event that the Closing occurs, except in the case of fraud by the Common Equityholders in connection with this Agreement, the remedies provided for in this Article VIII shall be the parties’ sole and exclusive remedy for any breach of the representations and warranties or covenants contained in this Agreement or any claims relating to this Agreement, the Merger or any other document, certificate or agreement delivered pursuant hereto. In furtherance of the foregoing, the parties hereby waive, effective upon the occurrence of the Closing, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any, and claims for rescission) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the Common Equityholders or any of their Representatives, the Stockholders’ Representative or any of its Representatives, any member of the board of directors of the Company, or Parent and Merger Sub or any of their respective Representatives, as the case may be, arising under or based upon any federal, state or local law (including any such law relating to environmental matters or arising under or based upon any securities law, common law or otherwise) for any breach of the representations and warranties or covenants contained in this Agreement.

Section 8.10. Tax Matters. After the Closing Date, Parent shall have the exclusive obligation and authority to file or cause to be filed all federal, state, local, and foreign Tax Returns to be filed by or with respect to the income, assets, properties and operations of the Company and the Company Subsidiaries or any successor thereto for any taxable year or other taxable period. Any Tax Return required to be filed by Parent with respect to the Company and the Company Subsidiaries relating to Taxes for which Parent Indemnitees are indemnified pursuant to this Agreement shall be prepared in accordance with past practices of the Company and the Company Subsidiaries, and submitted (with copies of any relevant schedules, work papers and other documentation then available) to the Stockholders’ Representative for Stockholders’ Representative’s approval not less than sixty (60) days prior to the due date for the filing of such Tax Return, which approval shall not be unreasonably withheld or delayed. Stockholders’ Representative shall have the option of providing to Parent, at any time at least fifteen (15) days prior to the date such Tax Return is due to be filed (taking into account any valid extensions), written instructions as to how Stockholders’ Representative wants any, or all, of the items that relate to Taxes for which Parent Indemnitees are indemnified pursuant to this Agreement reflected on such Tax Return. Parent, in preparing such Tax Return, shall cause the items for which Parent Indemnitees are indemnified pursuant to this Agreement to be reflected in accordance with Stockholders’ Representative’s instructions, unless such position is inconsistent with past practices of the Company and the Company Subsidiaries or a different position is required by applicable Law. Notwithstanding the foregoing, it is agreed (and Tax Returns for the Company shall reflect): (i) that the taxable year of the Company will end for federal tax purposes (and for state, local and foreign tax purposes, to the extent permitted by Law) on the Closing Date and (ii) a carry-back of any losses incurred for the taxable year ending on the Closing Date to prior taxable years for federal tax purposes (and for state, local and foreign tax purposes to the extent permitted by Law).

ARTICLE IX

MISCELLANEOUS

Section 9.1. Fees and Expenses. Except as set forth in Sections 2.7(c), all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 9.2. Extension; Waiver. Subject to the express limitations herein, at any time prior to the Effective Time, the parties hereto, by action taken by or on behalf of the Board or the boards of directors of Parent or Merger Sub, as the case may be, may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

Section 9.3. Notices. Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or email transmission in the case of facsimile or email transmission, with copies by overnight courier service or registered mail to the respective parties as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been given (i) immediately when sent by facsimile or email between 9:00 A.M. and 6:00 P.M. Eastern Standard time on any Business Day (and when sent outside of such hours, at 9:00 A.M. Eastern Standard time on the next Business Day), and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

(a) if, prior to the Closing, to the Company, at:

LAS Holdings, Inc.

c/o H.I.G. Capital, LLC

1 Market Plaza, Suite 1830

San Francisco, California 94105

Attention: Rob Wolfson

Fax: (415) 439-5525

Email: rwolfson@higcapital.com

with a copy (which shall not constitute notice) to:

White & Case LLP

200 South Biscayne Blvd., Suite 4900

Miami, Florida 33131

Attention: Jorge Freeland

Fax: (305) 358-5766

Email: jfreeland@whitecase.com

(b) if to any of Parent, Merger Sub, or, after the Closing, the Surviving Corporation, at:

Bottomline Technologies

325 Corporate Drive

Portsmouth, NH 03801

Attention: Robert A. Eberle, President and Chief Executive Officer

Fax: (603) 559-4040

Email: reberle@bottomline.com

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Attention: John Burgess

Fax: (617) 526-5000

Email: john.burgess@wilmerhale.com

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

Section 9.4. Entire Agreement. This Agreement together with the Escrow Agreement, and Company Disclosure Letter contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement.

Section 9.5. Release. Effective as of the Closing Date, each of Parent and the Surviving Corporation (each a “Releasor”), on behalf of itself and its respective officers, directors, stockholders, Subsidiaries, Affiliates and Representatives, and each of their respective successors and assigns, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each of the Common Equityholders, Stockholders’ Representative and each of their respective past, present and future officers, managers, directors, stockholders, partners, members, Affiliates, employees, counsel, agents and Representatives (each, a “Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, Liabilities, debts, dues and suits of every kind, nature and description whatsoever, which such Releasor or its successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever to the Closing Date. Each Releasor agrees not to, and agrees to cause its respective officers, directors, stockholders, Subsidiaries and Affiliates, and each of their respective successors and assigns, not to, assert any claim against the Releasees. Parent does not release its rights and interests under this Agreement, the Escrow Agreement and the Confidentiality Agreement.

Section 9.6. Binding Effect; Benefit; Assignment; Joinder. This Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns; provided that the provisions of Sections 5.7, 5.11, 9.5, 9.13 and 10.1 and Article VIII shall inure to the benefit of the Persons benefiting from the provisions thereof all of whom are intended to be third-party beneficiaries thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of each of the other parties; provided, however, that the Stockholders’ Representative may assign its rights and obligations under this Agreement to any of its Affiliates without Parent’s prior written consent. Any attempted assignment in violation of this Section 9.6 will be void.

Section 9.7. Stockholders’ Representative. (a) Pursuant to the written consent of the Equityholders dated the date hereof, the Common Equityholders have constituted, appointed and empowered effective from and after the date of such consent, LAC as the Stockholders’ Representative, for the benefit of the Common Equityholders and the exclusive agent and attorney-in-fact to act on behalf of each Common Equityholder, in connection with and to facilitate the consummation of the transactions contemplated hereby, which shall include the power and authority: (i) to negotiate, execute and deliver such waivers, consents and amendments (other than (A) the written consent referred to in this sentence and (B) any written consent of the Common Equityholders adopting this Agreement) under this Agreement and the consummation of the transactions contemplated hereby as the Stockholders’ Representative, in its sole discretion, may deem necessary or desirable; (ii) as the Stockholders’ Representative, to enforce and protect the rights and interests of the Common Equityholders and to enforce and protect the rights and interests of such Persons arising out of or under or in any manner relating to this Agreement and the transactions provided for herein, and to take any and all actions which the Stockholders’ Representative believes are necessary or appropriate under this Agreement for and on behalf of the Common Equityholders including, consenting to, compromising or settling any such claims, conducting negotiations with Parent, the Surviving Corporation and their respective Representatives regarding such claims, and, in connection therewith, to (A) assert any claim or institute any action, proceeding or investigation; (B) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent, the Surviving Corporation or any other Person, or by any Governmental Entity against the Stockholders’ Representative and/or any of the Equityholders, and receive process on behalf of any or all Equityholders in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Stockholders’ Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, proceeding or investigation; (C) file any proofs of debt, claims and petitions as the Stockholders’ Representative may deem advisable or necessary; (D) settle or compromise any claims asserted under this Agreement; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation, it being understood that the Stockholders’ Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions; (iii) to refrain from enforcing any right of the Equityholders arising out of or under or in any manner relating to this Agreement; provided, however, that no such failure to act on the part of the Stockholders’ Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Stockholders’ Representative or by the Equityholders unless such waiver is in writing signed by the waiving party or by the Stockholders’ Representative; (iv) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Stockholders’ Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement; (v) to engage special counsel, accountants and other advisors and incur such other expenses on behalf of the Equityholders in connection with any matter arising under this Agreement; and (vi) to collect, hold and disburse the Common Per Share Amount, the Preferred Payment, Option Cash Payments, and the Escrow Fund in accordance with the terms of this Agreement.

(b) The Stockholders’ Representative shall be entitled to receive reimbursement from, and be indemnified by, the Equityholders for certain expenses, charges and liabilities as provided below. In connection with this Agreement, and in exercising or failing to exercise all or any of the powers conferred upon the Stockholders’ Representative hereunder, (i) the Stockholders’ Representative shall incur no responsibility whatsoever to any Equityholders by reason of any error in judgment or other act or omission performed or omitted hereunder, excepting only responsibility for any act or failure to act which represents willful misconduct, and (ii) the Stockholders’ Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholders’ Representative pursuant to such advice shall in no event subject the Stockholders’ Representative to liability to any Equityholders. Each Common Equityholder shall indemnify, severally and not jointly, based on such Common Equityholder’s Pro Rata Portion, the Stockholders’ Representative against all losses, damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against them, of any nature whatsoever (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claims whatsoever), arising out of or in connection with any claim, investigation, challenge, action or proceeding or in connection with any appeal thereof, relating to the acts or omissions of the Stockholders’ Representative hereunder. The foregoing indemnification shall not apply in the event of any action or proceeding which finally adjudicates the liability of the Stockholders’ Representative hereunder for its willful misconduct. In the event of any indemnification hereunder, upon written notice from the Stockholders’ Representative to the Common Equityholders as to the existence of a deficiency toward the payment of any such indemnification amount, each Common Equityholder shall promptly deliver to the Stockholders’ Representative full payment of his or her Pro Rata Portion of the amount of such deficiency.

(c) All of the indemnities, immunities and powers granted to the Stockholders’ Representative under this Agreement shall survive the Effective Time and/or any termination of this Agreement.

(d) Parent and the Surviving Corporation shall have the right to rely upon all actions taken or omitted to be taken by the Stockholders’ Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon the Equityholders.

(e) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Equityholder and (ii) shall survive the consummation of the Merger, and any action taken by the Stockholders’ Representative pursuant to the authority granted in this Agreement shall be effective and absolutely binding on each Equityholder notwithstanding any contrary action of or direction from such Equityholder, except for actions or omissions of the Stockholders’ Representative constituting willful misconduct.

(f) Each of the Company, Merger Sub and Parent acknowledges and agrees that the Stockholders’ Representative is a party to this Agreement solely to perform certain administrative functions in connection with the consummation of the transactions contemplated hereby. Accordingly, each of the Company, Merger Sub and Parent acknowledges and agrees that the Stockholders’ Representative shall have no liability to, and shall not be liable for any Losses of, any of the Company, Merger Sub or Parent in connection with any obligations of the Stockholders’ Representative under this Agreement or otherwise in respect of this Agreement or the transactions contemplated hereby, except to the extent such Losses shall be proven to be the direct result of willful misconduct by the Stockholders’ Representative in connection with the performance of its obligations hereunder.

Section 9.8. Amendment and Modification. This Agreement may not be amended except by a written instrument executed by all parties to this Agreement. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the party giving such waiver. No waiver by any party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 9.9. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Signed counterparts of this Agreement may be delivered by facsimile and by scanned pdf image.

Section 9.10. Applicable Law. THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF. THE DELAWARE COURT OF CHANCERY AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE AND ANY FEDERAL COURTS LOCATED WITHIN THE STATE OF DELAWARE SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

Section 9.11. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable term, provision, covenant or restriction or any portion thereof had never been contained herein.

Section 9.12. Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged that the parties and the third party beneficiaries of this Agreement shall be entitled to equitable relief, without proof of actual damages, including an injunction or injunctions or Orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach. Each party further agrees that no party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.12, and each party hereto (a) irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (b) agrees to cooperate fully in any attempt by the other party or parties in obtaining such equitable relief. Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

Section 9.13. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND AGREES TO CAUSE ITS SUBSIDIARIES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.14. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, waive the application of any Law, of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.15. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.16. Time of the Essence. Time is of the essence in this Agreement. If the date specified for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next date which is a Business Day.

*        *        *        *        *

IN WITNESS WHEREOF, each of Parent, Merger Sub, the Company and LAC have caused this Agreement and Plan of Merger to be executed by their respective officers thereunto duly authorized, all as of the date first above written.

BOTTOMLINE TECHNOLOGIES (DE), INC.

By:	/s/ Robert A. Eberle
Name: Robert A. Eberle
Title: President and Chief Executive Officer

BLACKJACK ACQUISITION CORP.

By:	/s/ Robert A. Eberle
Name: Robert A. Eberle
Title: President and Chief Executive Officer

LAS HOLDINGS, INC.

By:	/s/ Rob Wolfson
Name: Rob Wolfson
Title:

H.I.G. LAW AUDIT, LLC (solely in its capacity as Stockholders’ Representative):

By:	/s/ Richard Siegel
Name: Richard Siegel
Title: Authorized Signatory

ANNEX A

ADDITIONAL DEFINED TERMS

Defined Term	Section
Adjustment Statement	§2.7(c)
Agreement	Preamble
Agreed Claims	§8.6(c)
Annexes	§1.4
Balance Sheet Date	§3.5(a)
Certificate(s)	§2.6(a)
Certificate of Merger	§2.1(a)
Claim Certificate	§8.6(a)
Closing	§2.9
Closing Date Balance Sheet	§2.7(b)
Closing Date	§2.9
Closing Statement	§2.7(a)
Collateral Source	§8.5(a)
Common Share(s)	Fourth Recital
Company	Preamble
Company Employee Benefit Plan	§3.10(a)
Company Disclosure Letter	Article III
Company Indemnitee(s)	§8.3
Company IT Systems	§3.13(f)
Company Registration	§3.13
Company Source Code	§3.13(d)
Company Subsidiaries	§3.1(a)
Confidentiality Agreement	§5.2
Contested Adjustment(s)	§2.7(c)
Contested Adjustment Notice	§2.7(c)
Debt Commitment Letter	§4.6(b)
DGCL	Second Recital
Due Diligence Materials	§4.11(a)(i)
Effective Time	§2.1(a)
Employee Benefit Plan(s)	§3.10(a)
End Date	§7.1(b)(ii)
ERISA	§3.10(a)
Escrow Release Amount	§2.12(a)
Estimated Closing Date Working Capital	§2.7(a)
Final Closing Date Working Capital	§2.7(b)
Financial Statements	§3.5(a)
Indemnified Party	§8.6(a)
Indemnified Persons	§5.7(a)
Indemnifying Party	§8.6(a)
Independent Accountant	§2.7(c)
Insurance Policies	§3.18
Interim Payment	§2.7(c)

(i)

Defined Term	Section
Knowledge of Parent and/or Merger Sub	§1.5(b)
Knowledge of the Company	§1.5(a)
Material Contract(s)	§3.15
Merger	Second Recital
Merger Sub	Preamble
Merger Sub Common Stock	§2.4(c)
Option(s)	Sixth Recital
Option Cash Payment	§2.5(a)
Parent	Preamble
Parent Indemnitee(s)	§8.2
Pending Claims Amount	§2.12(a)
Permanent Financing	§4.6(b)
Permits	§3.8
Pre-Closing Covenant	§8.1(a)
Preferred Per Share Amount	§2.4(b)
Preferred Share(s)	Fifth Recital
Real Property Leases	§3.17
Releasee	§9.5
Releasor	§9.5
Retention Period	§5.12(a)
Settlement Amount Certificate	§2.7(c)
Settlement Date	§2.7(d)
Stock Plans	Sixth Recital
Supplemental Disclosure	§5.4
Surviving Corporation	§2.1(b)
Third-Party Claim	§8.7(a)
Transfer Taxes	§5.11
W&C	§5.14
WARN Act	§5.15(a)

A-ii